FILED PURSUANT TO RULE 424(b)(5)
REGISTRATION NO. 333-58800

PROSPECTUS SUPPLEMENT
(To prospectus dated April 30, 2001)

$500,000,000

Carolina Power & Light Company

6 1/2% Notes due 2012

We will pay interest on the Notes on January 15 and July 15 of each year, beginning January 15, 2003. The Notes will mature on July 15, 2012. We may redeem some or all of the Notes at any time at the make-whole redemption price described in this prospectus supplement. There is no sinking fund for the Notes.

The Notes will be our senior unsecured obligations and will rank equally with all of our other senior unsecured indebtedness from time to time outstanding.

We do not intend to list the Notes on any securities exchange or to include them in any automated quotation system.

	Per Note	Total
Public offering price (1)	99.96%	$499,800,000
Underwriting discount	.65%	$3,250,000
Proceeds, before expenses, to us	99.31%	$496,550,000

(1)	Plus accrued interest from July 30, 2002, if settlement occurs after that date

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or determined that this prospectus supplement or the accompanying base prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The Notes will be ready for delivery in book-entry form only through The Depository Trust Company on or about July 30, 2002.

Merrill Lynch & Co.
Banc One Capital Markets, Inc.
Barclays Capital
Mellon Financial Markets, LLC

The date of this prospectus supplement is July 25, 2002.

Prospectus Supplement

Prospectus

(i)

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is the prospectus supplement, which describes the specific terms of the Notes we are offering hereby and certain other matters relating to us and our financial condition. The second part, the base prospectus, gives more general information about securities we may offer from time to time, some of which does not apply to the Notes we are offering at this time. Generally, when we refer to the prospectus, we are referring to both parts of this document combined. If the description of the Notes varies between the prospectus supplement and the accompanying base prospectus, you should rely on the information in the prospectus supplement.

You should rely only on the information contained in this document or to which this document refers you. We have not, and the underwriters have not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer of these securities in any jurisdiction where an offer or sale of these securities is not permitted. The information in this document may only be accurate as of the date of this document. Our business, financial condition, results of operations and prospects may have changed since that date.

FORWARD-LOOKING STATEMENTS

We have included in this prospectus, and in the documents incorporated by reference in this prospectus, information containing “forward-looking statements,” as defined by the Private Securities Litigation Reform Act of 1995. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “projection” or “outlook”) are not statements of historical facts and may be forward-looking. Forward-looking statements, by their nature, involve estimates, projections, goals, forecasts, assumptions, risks and uncertainties that could cause actual results or outcomes to differ materially from those expressed in such forward-looking statements. Forward-looking statements speak only as of the date on which they are made; and, except to fulfill our obligations under the U.S. securities laws, we undertake no obligation to update any such statements to reflect events or circumstances after the date on which they are made.

Examples of factors that can affect our expectations, beliefs, plans, goals, objectives and future events or performance include, but are not limited to, the following:

•
governmental policies and regulatory actions (including those of the Federal Energy Regulatory Commission, the Environmental Protection Agency, the Nuclear Regulatory Commission, the Department of Energy, the North Carolina Utilities Commission and the Public Service Commission of South Carolina), particularly legislative and regulatory initiatives regarding the restructuring of the electricity industry or potential national deregulation legislation;

•	risks associated with operating nuclear power facilities, availability of nuclear waste storage facilities, and nuclear decommissioning costs;

•
terrorist threats and activities, particularly with respect to our facilities, economic uncertainty caused by recent terrorist attacks on the United States, and potential adverse reactions to U.S. anti-terrorism activities;

•	changes in the economy of areas we serve;

•	the extent to which we are able to obtain adequate and timely rate recovery of costs, including potential stranded costs arising from the restructuring of the electricity industry;

•	weather conditions and catastrophic weather-related damage;

•	general industry trends, increased competition from energy and gas suppliers, and market demand for energy;

•	inflation and capital market conditions; and

•	unanticipated changes in operating expenses and capital expenditures.

All such factors are difficult to predict, contain uncertainties that may materially affect actual results, and may be beyond our control. New factors emerge from time to time, and it is not possible for us to predict all of such factors or to assess the effect of each such factor on our business.

SUMMARY OF THE OFFERING

The following is a brief summary of the terms of this offering. For a more complete description of the terms of the Notes, see “Description of the Notes” beginning on page S-8 and “Description of Debt Securities” beginning on page 19 of the accompanying base prospectus.

Issuer	Carolina Power & Light Company
Notes	We are offering $500,000,000 aggregate principal amount of the Notes.
Interest Rate and Payment Dates	The Notes will bear interest at the rate of 6 1/2% per year. Interest on the Notes will be payable semi-annually in arrears on January 15 and July 15, beginning January 15, 2003.
Use of Proceeds	We will use the net proceeds from the sale of the Notes to retire short-term borrowings incurred in connection with the retirement of our outstanding Extendible Notes.
Ratings
The Notes have been assigned ratings of “Baa1” by Moody’s Investors Service, Inc. and “BBB+” by Standard & Poor’s Rating Services. A rating reflects only the view of a rating agency and is not a recommendation to buy, sell or hold the Notes. Any rating can be revised upward or downward or withdrawn at any time by a rating agency if it decides the circumstances warrant that change.

Optional Redemption
We may redeem some or all of the Notes at any time at the make-whole redemption price described under “Description of the Notes—Optional Redemption,” plus accrued and unpaid interest to the date of redemption.

Ranking
The Notes will rank equally with all of our other existing and future unsecured and unsubordinated indebtedness. The Notes will be subordinate to all of our existing and future first mortgage bonds, as described under the heading “Description of the Notes—Ranking.” The indenture governing the Notes contains no restrictions on the amount of additional unsecured indebtedness or first mortgage bonds that we or our subsidiaries may incur.

Restrictive Covenants
The terms of the Notes will limit our ability to create liens and enter into sale and leaseback transactions. These covenants are subject to important exceptions and qualifications, including an exception for the lien of our first mortgage, which are described under the heading “Description of the Notes—Restrictive Covenants.”

The Trustee	The trustee under the indenture governing the Notes is JPMorgan Chase Bank.
Further Issues	The Notes will initially be issued in an aggregate principal amount of $500,000,000. We may, however, issue additional notes of the same series as the Notes in an unlimited principal amount.

CAROLINA POWER & LIGHT COMPANY

The following summary is qualified in its entirety by the more detailed information and financial statements included or incorporated by reference in this prospectus supplement and the accompanying base prospectus.

General

Business	We are a regulated public utility engaged in the generation, transmission, distribution and sale of electricity.
Service Area	Portions of North Carolina and South Carolina comprising approximately 34,000 square miles, with a population of more than 4.0 million.
Customers Billed at March 31, 2002	Approximately 1.3 million.
Revenues by Sales Type at March 31, 2002
38% of our electric revenues were generated by residential customers, 23% by commercial customers, 17% by wholesale customers, 18% by industrial customers, 2% by municipal customers and 2% by other types of customers.

Installed Generating Capacity at March 31, 2002	11,621 MW, including 656 MW of jointly-owned generating capacity, through a system of 18 power plants.
Sources of System Energy Supply for the twelve months ended March 31, 2002	Coal—48%, nuclear—42%, purchased power—8% and gas/oil—2%.

Recent Developments

Second Quarter Earnings

On July 24, 2002, we reported earnings of $130.4 million for the second quarter of 2002 and $214.8 million for the first half of 2002 compared to $84.1 million for the second quarter of 2001 and $204.3 million for the first half of 2001. Our financial highlights for the second quarter of 2002 include:

•
Second quarter revenues of $838.1 million, $54.7 million higher than the comparable period in 2001. Revenue and margin improvements were primarily related to improvements in retail growth and usage as well as favorable weather conditions. However, industrial sales slipped from comparable 2001 levels because of the weak economic environment.

•
Operation and Maintenance costs for the second quarter were up 7% over the comparable period in 2001 due to increased infrastructure costs (primarily information systems costs) and higher employee benefits (driven by increased health insurance costs).

•	Interest charges were $9.1 million lower than second quarter 2001 because of lower debt balances and favorable interest rates.

•
In June 2002 we received a $28.3 million favorable impact from a tax reallocation from our corporate parent, Progress Energy, Inc. This reallocation resulted from a Securities and Exchange Commission ruling that requires the allocation of non-acquisition interest tax benefit for 2000 through year-to-date 2002 to be allocated to the profitable subsidiaries.

Our results for the three and six months ended June 30, 2002 and 2001 are not necessarily indicative of the results that may be expected for an entire year.

Telecommunications Assets and Related Valuation Study

The fiber-optic telecommunications operations of our subsidiary, Caronet, Inc., are included in our consolidated results of operations. For the quarter ended June 30, 2002, Caronet earned $0.3 million based on revenue of $4.6 million. In the second quarter of 2001, Caronet earned $1.7 million based on revenues of $4.8 million.

Caronet’s revenue reduction is related to the general slow down in the telecommunications industry. Due to this industry decline, Progress Energy has initiated a valuation study to assess the recoverability of Caronet’s long-lived assets, which totaled $111.3 million at June 30, 2002. We expect to conclude this review during the third quarter of 2002.

North Carolina Clean Air Legislation

On June 20, 2002, North Carolina enacted a law that requires investor-owned utilities to make significant reductions in sulfur dioxide and nitrogen oxide emissions beginning in 2007. Under this new law, our coal-fired generating plants located in North Carolina must reduce yearly system-wide emissions of sulfur dioxide by 76% and emissions of nitrogen oxides by 62% from 2000 levels by 2013. We are also required to provide for testing, monitoring, record keeping, and reporting for compliance purposes. The new law freezes our base electric rates for five years and provides, over a seven-year period beginning January 1, 2003, for accelerated cost recovery of the $813 million in capital expenses that we estimate will be necessary to comply with the new standards. This law allows us to recover actual compliance costs as part of any rate adjustment that is effective in 2008 or later. Pursuant to the new law, Progress Energy has entered into an agreement with the state of North Carolina to sell to the state all emissions allowances we generate from over-complying with the new emission limits. The new law also requires the state to undertake a study of mercury and carbon dioxide emissions in North Carolina. We cannot predict the future regulatory interpretation, implementation or impact of this new law.

Summary Financial Information

	Three Months Ended March 31,(a)		Twelve Months Ended December 31,
	(unaudited)
	2002	2001	2001(b)	2000	1999
	(Dollars in Millions)
Income Statement Data:
Operating revenues	$814.9	$826.6	$3,360.2	$3,543.9	$3,357.6
Operating income	193.2	231.6	976.0	754.3	840.5
Net interest charges	58.6	62.1	241.4	221.5	179.5
Net income	85.1	120.8	364.2	461.0	382.3
Ratio of earnings to fixed charges(c)	2.98x	4.03x	3.14x	3.99x	4.12x
Balance Sheet Data (end of period):
Total assets	$9,455.0	$9,187.6	$9,263.2	$9,239.5	$9,494.0
Total debt	3,803.1	3,804.3	3,558.9	3,620.0	3,394.1

(a)
In our opinion, all adjustments (constituting only normal recurring accruals) necessary for a fair statement of the results of operations for the three months ended March 31, 2002 and 2001 have been made. The income statement data for the three months ended March 31, 2002 and March 31, 2001, respectively, is not necessarily indicative of the results that may be expected for an entire year.

(b)	Figures for the year ended December 31, 2001 include an impairment and one-time after-tax charge of $107.2 million related to our investment in Interpath Communications, Inc.
(c)
Ratios for the periods ended March 31 represent the ratios for twelve-month periods ending on those dates. We define “earnings” as income before income taxes plus fixed charges and “fixed charges” as the sum of interest on long-term debt, other interest and amortization of debt discount and expense. The ratios for the twelve months ended March 31, 2002 and December 31, 2001, include an impairment and one-time charge of $156.7 million ($107.2 million after tax) related to our investment in Interpath Communications, Inc.

Capitalization and Short-term Debt at March 31, 2002

	Actual	Ratio
	(Dollars in Millions)
Short-term debt(a)	$600.0	8.6%
Long-term debt(b)	3,203.1	46.2

Total debt	3,803.1	54.8
Preferred stock—redemption not required	59.3	0.9
Common stock equity	3,070.1	44.3

Total Capitalization and Short-term Debt	$6,932.5	100.0%

(a)	Includes current portion of long-term debt of $600 million at March 31, 2002.
(b)
Excludes current portion of long-term debt of $600 million at March 31, 2002. Based on the available balances of our long-term credit facilities, commercial paper of approximately $504.5 million is backed by our long-term credit facilities and has, accordingly, been reclassified as long-term debt at March 31, 2002.

USE OF PROCEEDS

We will use the net proceeds from the sale of the Notes to retire short-term borrowings incurred in connection with the retirement of our Extendible Notes. The Extendible Notes have a current outstanding balance of approximately $500 million and an interest rate, which is subject to quarterly adjustment, of 2.45% per year at June 30, 2002. The Extendible Notes are our senior unsecured obligations.

In the event that any proceeds are not immediately applied, we may temporarily invest them in U.S., state, or municipal government or agency obligations, commercial paper, bank certificates of deposit, or repurchase agreements collateralized by U.S. government or agency obligations, or we may deposit the proceeds with banks.

DESCRIPTION OF THE NOTES

The Notes will be a series of Debt Securities, as described under the heading “Description of Debt Securities” in the accompanying base prospectus. Please read the following information concerning the Notes in conjunction with the statements under “Description of Debt Securities” in the accompanying base prospectus, which the following information supplements and, in the event of any inconsistencies, supersedes. Capitalized terms not defined in this prospectus supplement are used as defined or otherwise provided in the accompanying base prospectus.

General

We will initially offer $500,000,000 aggregate principal amount of the Notes. The Notes will be issued under an Indenture (For Debt Securities) between us and JPMorgan Chase Bank, as successor to The Chase Manhattan Bank, as trustee (the “Trustee”), dated as of October 28, 1999 (the “Indenture”). In the future we may offer additional notes under the Indenture and may, without the consent of the existing holders of any outstanding notes issued under the Indenture, from time to time issue additional notes of the same series as the Notes. These additional notes will have the same terms (other than the issuance date and, in some cases, the initial interest payment dates) and will be treated as part of the same series as the Notes offered hereby.

Interest Payments

The Notes will bear interest from the date of original issuance at the applicable annual rate stated on the cover page of this prospectus supplement. Interest payments on the Notes will be made semi-annually in arrears on January 15 and July 15, beginning January 15, 2003, to the person in whose name the Notes are registered at the close of business

•	on the business day prior to each interest payment date, if the Notes are in book-entry only form, or

•	on the 15th day prior to each interest payment date, if the Notes are not in book-entry only form.

See “The Depositary” below. Principal and interest are payable at the office of the Trustee in New York,  New York.

If a due date for the payment of interest or principal falls on a day that is not a business day, then the payment will be made on the next succeeding business day, and no interest will accrue on the amounts payable for the period from and after the original due date until the next business day.

Ranking

The Notes will be our senior unsecured obligations and will rank equally with all of our other unsecured and unsubordinated indebtedness from time to time outstanding, as described in “Description of Debt Securities” in the accompanying prospectus. The Indenture does not limit the aggregate principal amount of Debt Securities that may be issued thereunder. Debt Securities may be issued under the Indenture from time to time as a single series or in two or more separate series up to the aggregate principal amount from time to time authorized for each series. We may, from time to time, without the consent of the holders of the Notes, provide for the issuance of Notes or other Debt Securities under the Indenture in addition to the Notes offered by this prospectus supplement.

The Notes will be effectively subordinate to all of our currently outstanding and future first mortgage bonds. The first mortgage bond holders have a first lien on substantially all of our assets. As of the date of this prospectus supplement, we had an aggregate principal amount of $1.8 billion first mortgage bonds outstanding, some of which have been issued to provide security for holders of our other senior indebtedness. The Indenture does not limit the amount of first mortgage bonds that we may issue.

Restrictive Covenants

Limitation on Liens

So long as any Notes are outstanding, we may not issue, assume, guarantee (including any contingent obligation to purchase) or permit to exist any Debt that is secured by any mortgage, security interest, pledge or lien (“Lien”) of or upon any Operating Property owned by us without effectively securing the Notes (together with, if we shall so determine, any other indebtedness of ours ranking equally with the Notes) equally and ratably with the Debt (but only so long as the Debt is so secured).

The foregoing restriction will not apply to:

•	Liens on any Operating Property existing as of the date of issuance of the Notes, including our existing first mortgage indenture;

•	Liens on any Operating Property existing at the time of its acquisition and not created in contemplation of the acquisition;

•
Liens on Operating Property of a corporation existing at the time the corporation is merged into or consolidated with us, or at the time the corporation disposes of substantially all of its properties (or those of a division) to us provided that the Lien is not extended to property owned by us immediately prior to the merger, consolidation or other disposition and is not created in contemplation of the merger, consolidation or other disposition;

•
Liens on Operating Property to secure the cost of acquisition, construction, development or substantial repair, alteration or improvement of such property to secure indebtedness incurred to provide for any of these purposes or for reimbursement of funds previously expended for any of these purposes; provided the Liens are created or assumed contemporaneously with, or within 18 months after the acquisition or the completion of substantial repair or alteration, construction, development or substantial improvement or within 6 months thereafter pursuant to a commitment for financing arranged with a lender or investor within such 18-month period;

•
Liens in favor of the United States or any state or any department, agency or instrumentality or political subdivision of the United States or any state, or for the benefit of holders of securities issued by any of these entities, to secure any Debt incurred for the purpose of financing all or any part of the purchase price or the cost of substantially repairing or altering, constructing, developing or substantially improving our Operating Property; or

•
Any extension, renewal or replacement (or successive extensions, renewals or replacements), in whole or in part, of any Lien referred to in the exceptions listed above; provided, however, that the principal amount of Debt secured thereby and not otherwise authorized by those exceptions listed above, shall not exceed the principal amount of Debt, plus any premium or fee payable in connection with any such extension, renewal or replacement, so secured at the time of such extension, renewal or replacement.

In addition, notwithstanding the foregoing restrictions, we may issue, assume or guarantee Debt secured by a Lien which would otherwise be subject to the foregoing restrictions up to an aggregate amount which, together with all other of our secured Debt (not including secured Debt permitted under any of the foregoing exceptions) and the Value of Sale and Lease-Back Transactions existing at such time (other than Sale and Lease-Back Transactions the proceeds of which have been applied to the retirement of certain indebtedness, Sale and Lease-Back Transactions in which the property involved would have been permitted to be subjected to a Lien under any of the foregoing exceptions and Sale and Lease-Back Transactions that are permitted by the first sentence of “Limitation on Sale and Lease-Back Transactions” below), does not exceed the greater of 10% of our Net Tangible Assets or 10% of our Capitalization. The foregoing restrictions do not limit our ability to place Liens on (i) the capital stock of any of our subsidiaries or (ii) the assets of any of our subsidiaries.

In this section and in the following section on “Limitation on Sale and Lease-Back Transactions,” the following terms have the meanings indicated:

“Capitalization” means the total of all the following items appearing on, or included in, our consolidated balance sheet: (i) liabilities for indebtedness maturing more than 12 months from the date of determination; and (ii) common stock, preferred stock, premium on capital stock, capital surplus, capital in excess of par value, and retained earnings (however the foregoing may be designated), less, to the extent not otherwise deducted, the cost of shares of our capital stock held in our treasury. Capitalization shall be determined in accordance with generally accepted accounting principles and practices applicable to the type of business in which we are engaged and approved by the independent accountants regularly retained by us, and may be determined as of a date not more than 60 days prior to the happening of the event for which the determination is being made.

“Debt” means any outstanding debt for money borrowed evidenced by notes, debentures, bonds or other securities, or guarantees of any debt.

“Net Tangible Assets” means the amount shown as total assets on our consolidated balance sheet, less (i) intangible assets including, but without limitation, such items as goodwill, trademarks, trade names, patents, unamortized debt discount and expense and certain regulatory assets, and (ii) appropriate adjustments, if any, on account of minority interests. Net Tangible Assets shall be determined in accordance with generally accepted accounting principles and practices applicable to the type of business in which we are engaged and approved by the independent accountants regularly retained by us, and may be determined as of a date not more than 60 days prior to the happening of the event for which such determination is being made.

“Operating Property” means (i) any interest in real property we own and (ii) any asset we own that is depreciable in accordance with generally accepted accounting principles, excluding, in either case, any interest of ours as lessee under any lease (except for a lease that results from a Sale and Lease-Back Transaction) which has been or would be capitalized on the books of the lessee in accordance with generally accepted accounting principles.

“Sale and Lease-Back Transaction” means any arrangement with any person providing for the leasing to us of any Operating Property (except for leases for a term, including any renewal or potential renewal, of not more than 48 months), which Operating Property has been or is to be sold or transferred by us to the person; provided, however, Sale and Lease-Back Transaction shall not include any arrangement first entered into prior to the date of the Indenture and shall not include any transaction pursuant to which we sell Operating Property to, and thereafter purchase energy or services from, any entity, which transaction is ordered or authorized by any regulatory authority having jurisdiction over us or our operations or is entered into pursuant to any plan or program of industry restructuring ordered or authorized by any such regulatory authority.

“Value” means, with respect to a Sale and Lease-Back Transaction, as of any particular time, the amount equal to the greater of (i) our net proceeds from the sale or transfer of the property leased pursuant to the Sale and Lease-Back Transaction or (ii) the net book value of the property, as determined by us in accordance with generally accepted accounting principles at the time of entering into the Sale and Lease-Back Transaction, in either case multiplied by a fraction, the numerator of which shall be equal to the number of full years of the term of the lease that is part of the Sale and Lease-Back Transaction remaining at the time of determination and the denominator of which shall be equal to the number of full years of the term, without regard, in any case, to any renewal or extension options contained in the lease.

Limitation on Sale and Lease-Back Transactions

So long as any Notes are outstanding, we may not enter into or permit to exist any Sale and Lease-Back Transaction with respect to any Operating Property (except for leases for a term, including any renewal or potential renewal, of not more than 48 months), if the purchaser’s commitment is obtained more than 18 months after the later of the completion of the acquisition, construction or development of the Operating Property or the placing in operation of the Operating Property or of the Operating Property as constructed or developed or substantially repaired, altered or improved. This restriction will not apply if (a) we would be entitled pursuant to any of the provisions listed as exceptions to the restriction applicable to “Limitation on Liens” above to issue, assume, guarantee or permit to exist Debt secured by a Lien on the Operating Property without equally and ratably securing the Notes, (b) after giving effect to the Sale and Lease-Back Transaction, we could incur pursuant to the provisions described in the last paragraph under “Limitation on Liens,” at least $1.00 of additional Debt secured by Liens (other than Liens permitted by clause (a)), or (c) we apply within 180 days an amount equal to, in the case of a sale or transfer for cash, the net proceeds (not less than the fair value of the Operating Property so leased), and, otherwise, an amount equal to the fair value (as determined by our Board of Directors) of the Operating Property so leased to the retirement of Notes or other Debt ranking equally with the Notes, subject to reduction for Notes and the Debt retired during the 180-day period otherwise than pursuant to mandatory sinking fund or prepayment provisions and payments at stated maturity.

Form and Denomination

The Notes will initially be represented by one or more global securities that will be deposited with, or on behalf of, The Depository Trust Company (“DTC” or “the Depositary”) and registered in the name of a nominee of the Depositary. The Notes will be sold only in multiples of $1,000. See “The Depositary” below.

Optional Redemption

We may redeem some or all of the Notes at any time at a redemption price equal to the greater of (1) the principal amount of the Notes being redeemed or (2) the sum of the present values of the remaining scheduled payments of principal and interest on the Notes being redeemed, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable Treasury Yield plus 37.5 basis points and accrued interest to the redemption date.

“Treasury Yield” means, with respect to any redemption date, the rate per year equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for the redemption date.

“Comparable Treasury Issue” means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the Notes that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Notes.

“Independent Investment Banker” means either Merrill Lynch, Pierce, Fenner & Smith Incorporated or, if such firm is unwilling or unable to select the Comparable Treasury Issue, an independent investment banking institution of national standing selected by us and appointed by the Trustee.

“Comparable Treasury Price” means, with respect to any redemption date, (1) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third business day preceding such redemption date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated “Composite 3:30 p.m. Quotations for U.S. Government Securities” or (2) if that release (or any successor release) is not published or does not contain such prices on such business day, the Reference Treasury Dealer Quotation for such Redemption Date.

“Reference Treasury Dealer Quotation” means, with respect to the Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by the Reference Treasury Dealer at 5:00 p.m. on the third business day preceding such redemption date.

“Reference Treasury Dealer” means Merrill Lynch, Pierce, Fenner & Smith Incorporated, and its successors, provided, however, that if the foregoing shall cease to be a primary U.S. Government Securities dealer in New York City (a “Primary Treasury Dealer”), we shall substitute for it another Primary Treasury Dealer.

If we elect to redeem less than all of the Notes, the Trustee will select, in such manner as it deems fair and appropriate, the particular Notes or portions of them to be redeemed. Notice of redemption shall be given by mail not less than 30 nor more than 60 days prior to the date fixed for redemption to the holders of Notes to be redeemed (which, as long as the Notes are held in the book-entry only system, will be the Depositary, its nominee or a successor depositary). On and after the date fixed for redemption (unless we default in the payment of the redemption price and interest accrued thereon to such date), interest on the Notes or the portions of them so called for redemption shall cease to accrue.

The Trustee

JPMorgan Chase Bank, as successor to The Chase Manhattan Bank, is the trustee under the Indenture. JPMorgan Chase Bank and/or certain of its affiliates have engaged and in the future may engage in investment banking transactions and in general financing and commercial banking transactions with, and the provision of services to, us and our affiliates in the ordinary course of business.

The Depositary

Holding Through The Depository Trust Company

DTC is

•	a limited-purpose trust company organized under the New York Banking Law;

•	a “banking organization” within the meaning of the New York Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and

•	a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended.

DTC holds securities that its Participants, as defined below, deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants’ accounts. This book-entry system eliminates the need for physical movement of securities certificates.

Participants in DTC include direct participants (“Direct Participants”) and indirect participants (“Indirect Participants,” and, together with Direct Participants, “Participants”). Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to Indirect Participants, which include, among others, securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly. The rules applicable to DTC and its Participants are on file with the SEC.

Purchases of Notes under DTC’s system must be made by or through Direct Participants, which will receive a credit for the Notes on DTC’s records. The ownership interest of each actual purchaser of Notes (“Beneficial Owner”) is in turn to be recorded on the Direct and Indirect Participants’ records. Beneficial Owners will not receive written confirmation from DTC of their purchase; rather, Beneficial Owners are expected to receive written confirmations providing details of the transaction as well as periodic statements of their holdings from the Direct or Indirect Participant through which the Beneficial Owner entered into the transaction.

To facilitate subsequent transfers, all Notes deposited by Participants with DTC are registered in the name of DTC’s partnership nominee, Cede & Co. The deposit of Notes with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the Notes; DTC’s records reflect only the identity of the Direct Participants to whose accounts such Notes are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

So long as Cede & Co., as nominee for DTC, is the sole holder of the Notes, the Trustee shall treat Cede & Co. as the only holder of the Notes for all purposes, including receipt of all principal of, premium, if any, and interest on such Notes, receipt of notices, and voting and requesting or directing the Trustee to take or not to take, or consent to, certain actions.

We or, at our request, the Trustee, will send any redemption notices to DTC. If we redeem less than all of the Notes, DTC’s practice is to determine by lot the amount of the interest of each Direct Participant to be redeemed.

Neither DTC nor Cede & Co. will consent or vote with respect to the Notes. Under its usual procedures, DTC mails an Omnibus Proxy to us as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.’s consenting or voting rights to those Direct Participants to whose accounts the Notes are credited on the record date and includes an attached list identifying such Direct Participants. Further, we believe that it is the policy of DTC that it will take any action permitted to be taken by a holder of Notes only at the direction of one or more Direct Participants to whose account interests in the global Notes are credited and only in respect of such portion of the aggregate principal amount of the Notes as to which such Direct Participant or Participants has or have given such direction.

Principal of, and premium, if any, and interest payments on the Notes will be made to DTC. DTC’s practice is to credit Direct Participants’ accounts on the applicable payment date in accordance with the Direct Participants’ respective holdings shown on DTC’s records on the calendar day immediately preceding the applicable payment date unless DTC has reason to believe that it will not receive payment. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of the Participants and not of DTC, the Trustee or us, subject to applicable statutory or regulatory requirements. Payment of principal, and premium, if any, and interest to DTC is our responsibility, or the responsibility of the Trustee with funds we provide. Disbursement of such payments to Direct Participants shall be the responsibility of DTC, and disbursement of such payments to the Beneficial Owners shall be the responsibility of Participants.

Neither we, the Trustee nor any underwriter makes any representation as to the accuracy of the above description of DTC’s business, organization and procedures, which is based on information received from sources we believe to be reliable.

We, the underwriters and the Trustee have no responsibility or obligation to DTC Participants or the Beneficial Owners with respect to

•	the accuracy of any records maintained by DTC or any Participant;

•	the payment by any Participant of any amount due to any Beneficial Owner in respect of the principal of, premium, if any, and interest on, the Notes;

•	the delivery or timeliness of delivery by DTC to any Participant or by any Participant to any Beneficial Owner of any notice that is required or permitted under the terms of the Indenture; or

•	any other action taken by DTC or its nominee, Cede & Co., as holder of the Notes.

A further description of securities held in global form is set forth under “Global Securities” in the accompanying base prospectus.

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS

The following discussion summarizes the material U.S. federal income and, for certain foreign persons, estate tax aspects of the purchase, ownership, and disposition of the Notes. This discussion is a summary for general information only and does not consider all aspects of U.S. federal income tax that may be relevant to the purchase, ownership, and disposition of the Notes. This discussion also does not address the U.S. federal income tax consequences of ownership of Notes not held as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, or the U.S. federal income tax consequences to investors subject to special treatment under the U.S. federal income tax laws, such as:

•	dealers in securities or foreign currency;

•	tax-exempt entities;

•	banks;

•	thrifts;

•	insurance companies;

•	persons that hold the Notes as part of a “straddle,” a “hedge” against currency risk, or a “conversion transaction”;

•	persons that have a “functional currency” other than the U.S. dollar; and

•	pass-through entities (e.g., partnerships) or investors who hold the Notes through pass-through entities.

In addition, this discussion is limited to the U.S. federal tax consequences to initial holders that purchase the Notes for cash, at their original issue price, pursuant to the offering. It does not describe any tax consequences arising out of the tax laws of any state, local, or foreign jurisdiction.

This discussion is based upon the Internal Revenue Code, regulations of the Treasury Department, Internal Revenue Service (“IRS”) rulings and pronouncements, and judicial decisions now in effect, all of which are subject to change, possibly on a retroactive basis. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance that the IRS will not take positions concerning the tax consequences of the purchase, ownership, or disposition of the Notes which are different from those discussed below.

Persons considering the purchase of Notes should consult their own advisors concerning the application of U.S. federal tax laws, as well as the laws of any state, local, or foreign taxing jurisdiction, to their particular situations.

U.S. Holders

The following discussion is limited to the U.S. federal income tax consequences relevant to a “U.S. holder,” which means a beneficial owner of a Note that is:

•	an individual citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States or any of its political subdivisions;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if a U.S. court is able to exercise primary supervision over administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust.

Notwithstanding the preceding sentence, certain trusts in existence on August 20, 1996, and treated as United States persons prior to such date, may also be treated as U.S. holders. Certain U.S. federal tax consequences relevant to a holder other than a U.S. holder are discussed separately below.

Taxation of Stated Interest

You generally must pay federal income tax on the interest on the Notes:

•	when it accrues, if you use the accrual method of accounting for U.S. federal income tax purposes; or

•	when you receive it, if you use the cash method of accounting for U.S. federal income tax purposes.

The Notes are not expected to be treated as issued with original issue discount, as defined in the Internal Revenue Code.

Sale or Other Taxable Disposition of Notes

You must recognize taxable gain or loss on the sale, exchange, redemption, retirement, or other taxable disposition of a Note. The amount of your gain or loss will equal the difference between the amount you receive for the Note (in cash or other property, valued at fair market value), minus the amount attributable to accrued but unpaid interest on the Note and your adjusted tax basis in the Note. Your tax basis in a Note generally will equal the price you paid for the Note.

Any such gain or loss on a taxable disposition of a Note as described in the foregoing paragraph generally will constitute capital gain or loss and will be long-term capital gain or loss if you held the Note for more than one year.

Information Reporting and Backup Withholding

U.S. holders of Notes may be subject, under certain circumstances, to information reporting and backup withholding at a rate of 30% (subject to phased-in rate reductions) on cash payments of principal and interest and on the gross proceeds from dispositions of Notes. Backup withholding applies only if the U.S. holder:

•	fails to furnish its social security or other taxpayer identification number within a reasonable time after a request for such information;

•	furnishes an incorrect taxpayer identification number;

•	fails to report interest properly; or

•
fails, under certain circumstances, to provide a certified statement, signed under penalty of perjury, that the taxpayer identification number provided is its correct number and that it is not subject to backup withholding.

Any amount withheld from a payment to a U.S. holder under the backup withholding rules generally is allowable as a credit, and may entitle such holder to a refund, against such U.S. holder’s U.S. federal income tax liability, provided that the required information is furnished to the IRS. Certain persons are exempt from backup withholding, including corporations and financial institutions. U.S. holders of Notes should consult their tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining such exemption.

We will furnish annually to the IRS, and to record holders of the Notes to whom we are required to furnish such information, information relating to the amount of interest paid and the amount of tax withheld, if any, with respect to payments on the Notes.

Non-U.S. Holders

The following discussion applies to a holder of a Note that is not a U.S. holder (a “non-U.S. holder”).

Subject to the discussion of backup withholding below, payments of interest on a Note to any non-U.S. holder generally will not be subject to U.S. federal income or withholding tax, provided that:

•	the holder is not:

•	an actual or constructive owner of 10% or more of the total voting power of all our voting stock;

•	a controlled foreign corporation related (directly or indirectly) to us through stock ownership; or

•	a bank receiving interest described in Section 881(c)(3)(A) of the Internal Revenue Code;

•	such interest payments are not effectively connected with the conduct by the non-U.S. holder of a trade or business within the United States; and

•	we receive or our paying agent receives:

•
from the non-U.S. holder, a properly completed Form W-8BEN (or substitute Form W-8BEN or the appropriate successor form) under penalties of perjury, which provides the non-U.S. holder’s name and address and certifies that the non-U.S. holder of the Note is a non-U.S. holder; or

•
from a security clearing organization, bank, or other financial institution that holds the Notes in the ordinary course of its trade or business (a “financial institution”) on behalf of the non-U.S. holder, certification under penalties of perjury that such a Form W-8BEN (or substitute Form W-8BEN or the appropriate successor form) has been received by it, or by another such financial institution, from the non-U.S. holder, and a copy of the Form W-8BEN (or substitute Form W-8BEN or the appropriate successor form) is furnished to the payor.

A non-U.S. holder that does not qualify for exemption from withholding under the preceding paragraph generally will be subject to withholding of U.S. federal income tax at the rate of 30% (or lower applicable treaty rate) on payments of interest on the Notes.

If the payments of interest on a Note are effectively connected with the conduct by a non-U.S. holder of a trade or business in the United States, such payments will be subject to U.S. federal income tax on a net basis at the rates applicable to U.S. persons generally (and, if paid to corporate holders, also may be subject to a 30% branch profits tax). If payments are subject to U.S. federal income tax on a net basis in accordance with the rules described in the preceding sentence, such payments will not be subject to U.S. withholding tax so long as the holder provides us or the paying agent with appropriate certification.

Non-U.S. holders should consult their tax advisors about any applicable income tax treaties, which may provide for a lower rate of withholding tax, exemption from or reduction of branch profits tax, or other rules different from those described above.

Sale, Exchange, or Redemption of Notes

Subject to the discussion of backup withholding, any gain realized by a non-U.S. holder on the sale, exchange, retirement, or other disposition of a Note generally will not be subject to U.S. federal income tax, unless:

•	such gain is effectively connected with the conduct by such non-U.S. holder of a trade or business within the United States;

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are satisfied; or

•	the non-U.S. holder is subject to tax under provisions of U.S. federal tax law applicable to certain U.S. expatriates.

Federal Estate Tax

A Note held or treated as held by an individual who is a non-U.S. holder at the time of his or her death will not be subject to U.S. federal estate tax provided that (1) the individual does not actually or constructively own 10% or more of the total voting power of all our voting stock and (2) income on the Note was not effectively connected with the conduct by such non-U.S. holder of a trade or business within the United States.

Information Reporting and Backup Withholding

Principal and interest paid on the Notes and proceeds from the sale, exchange, retirement, or other disposition of Notes may be subject to information reporting and to backup withholding at a rate of 30% (subject to phased-in rate reductions). Backup withholding generally will not apply, however, if the payee furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification or if the payee is otherwise exempt from backup withholding. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder generally will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle it to a refund if the required information is furnished to the IRS.

UNDERWRITING

Subject to the terms and conditions set forth in the underwriting agreement between us and the underwriters named below, dated July 25, 2002, we have agreed to sell to each of the underwriters named below, and each of the underwriters has severally, and not jointly, agreed to purchase, the respective principal amounts of the Notes set forth opposite its name below:

Underwriter	Principal Amount
Merrill Lynch, Pierce, Fenner & Smith
Incorporated	$250,000,000
Banc One Capital Markets, Inc.	125,000,000
Barclays Capital Inc. .	62,500,000
Mellon Financial Markets, LLC	62,500,000

Total	$500,000,000

Under the terms and conditions of the underwriting agreement, the underwriters are committed to take and pay for all of the Notes, if any are taken; provided, that under certain circumstances relating to a default of one or more underwriters, less than all of the Notes may be purchased.

We have agreed to indemnify the several underwriters against, or contribute to payments the underwriters may be required to make in respect of, certain liabilities, including liabilities under the Securities Act of 1933.

Certain of the underwriters will make the Notes available for distribution on the Internet through a proprietary web site and/or a third-party system operated by Market Axess Inc., an Internet-based communications technology provider. Market Axess Inc. is providing the system as a conduit for communications between these underwriters and their customers and is not a party to any transactions. Market Axess Inc., a registered broker-dealer, will receive compensation based on transactions conducted through the system. Certain of the underwriters will make the Notes available to their customers through the Internet distributions, whether made through a proprietary or third-party system, on the same terms as distributions made through other channels.

Commissions and Discounts

The underwriters propose to offer the Notes in part directly to purchasers at the initial public offering price set forth on the cover page of this prospectus supplement and in part to certain securities dealers at this price less a concession not to exceed .4% of the principal amount of the Notes. The underwriters may allow, and any such dealers may reallow, a concession to certain other dealers not to exceed .25% of the principal amount of the Notes. After the Notes are released for sale to the public, the offering prices and other selling terms may from time to time be varied by the underwriters.

We estimate that the total expenses of the offering, not including the underwriting discount, will be approximately $500,000.

New Issue of Notes

The Notes constitute a new issue of securities with no established trading market. We do not intend to apply for listing of the Notes on any national security exchange or for quotation through any national quotation system. We have been advised by the underwriters that they intend to make a market in the Notes but are not obligated to do so and may discontinue market making at any time without notice. Therefore, we can give no assurances that a liquid trading market will develop for the Notes, that you will be able to sell your Notes at a particular time or that the prices that you receive when you sell will be favorable.

Price Stabilization and Short Positions

In connection with the offering of the Notes, the underwriters may engage in overallotment, stabilizing transactions and syndicate covering transactions in accordance with Regulation M under the Securities Exchange Act of 1934. Overallotment involves sales in excess of the offering size, which creates a short position for the underwriters. Stabilizing transactions involve bids to purchase the Notes in the open market for the purpose of pegging, fixing or maintaining the price of the Notes. Syndicate covering transactions involve purchases of the Notes in the open market after the distribution has been completed in order to cover short positions. Stabilizing transactions and syndicate covering transactions may cause the price of the Notes to be higher than it would otherwise be in the absence of those transactions. If the underwriters engage in stabilizing or syndicate covering transactions, they may discontinue them at any time.

Other Relationships

The underwriters and certain of their affiliates have engaged and in the future may engage in investment banking transactions and in general financing and commercial banking transactions with, and the provision of services to, us and our affiliates in the ordinary course of business.

EXPERTS

Our financial statements and the related financial statement schedule as of December 31, 2001 and 2000, and for each of the three years in the period ended December 31, 2001, incorporated in this prospectus by reference from our Annual Report on Form 10-K for the year ended December 31, 2001 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report which is incorporated herein by reference and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

LEGAL MATTERS

Frank A. Schiller of Progress Energy Service Company, LLC, one of our affiliates, Hunton & Williams of Raleigh, North Carolina, and Nelson, Mullins, Riley & Scarborough, L.L.P. of Columbia, South Carolina, will issue opinions about the legality of the Notes for us. The underwriters will be advised about issues relating to the offering by their own legal counsel, Pillsbury Winthrop LLP of New York, New York. As of June 30, 2002, Mr. Schiller owned 8,263 shares of our parent’s Common Stock. Mr. Schiller is acquiring additional shares of Common Stock at regular intervals as a participant in our parent’s Stock Purchase—Savings Plan.

DOCUMENTS INCORPORATED BY REFERENCE

The SEC allows us to incorporate by reference the information we file with it, which means that we can disclose important information to you by referring you to those documents. Our SEC filing number is 1-3382. The information incorporated by reference is an important part of this prospectus supplement, and information that we file later with the SEC will automatically update and supersede the information in this prospectus supplement. In addition to the documents incorporated by reference in the accompanying base prospectus, we incorporate by reference the documents listed below and any future documents we file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 before the termination of this offering.

•	Our Annual Report on Form 10-K for the year ended December 31, 2001.

•	Our Quarterly Report on Form 10-Q for the three month period ended March 31, 2002.

•	Our Current Report on Form 8-K filed July 25, 2002.

You may request a copy of these filings at no cost by writing or calling us at the following address:

Carolina Power & Light Company
Investor Relations
410 S. Wilmington Street
Raleigh, North Carolina 27601-1748
Telephone: (800) 662-7232

Prospectus

CAROLINA POWER & LIGHT COMPANY

$1,000,000,000

First Mortgage Bonds
Senior Notes
Debt Securities

We will provide specific terms of these securities, and the manner in which they are being offered, in supplements to this prospectus. You should read this prospectus and any supplement carefully before you invest. We cannot sell any of these securities unless this prospectus is accompanied by a prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus is dated April 30, 2001

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, utilizing a “shelf” registration process. Under this shelf registration process, we may sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $1,000,000,000. We may offer any of the following securities: First Mortgage Bonds, Senior Notes and Debt Securities.

This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. Any prospectus supplement may also add, update or change information contained in this prospectus. The registration statement we filed with the SEC includes exhibits that provide more detail on descriptions of the matters discussed in this prospectus. You should read this prospectus and the related exhibits filed with the SEC and any prospectus supplement together with additional information described under the heading “WHERE YOU CAN FIND MORE INFORMATION.”

OUR COMPANY AND ADDRESS

Our company is a public service corporation formed under the laws of North Carolina in 1926 and is primarily engaged in the generation, transmission, distribution and sale of electricity in portions of North Carolina and South Carolina. All of our common stock is held by Progress Energy, Inc., a North Carolina corporation. Our principal executive offices are located at 410 South Wilmington Street, Raleigh, North Carolina 27601, telephone 919-546-6111.

RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges for each of the periods indicated is as follows:

For the Twelve Months Ended December 31
2000	1999	1998	1997	1996
3.99x	4.12x	4.38x	4.17x	4.12x

These computations include us and our subsidiaries, and certain other companies in which we hold an equity interest. We define “earnings” as net income before income taxes plus fixed charges less allowances for funds used during construction. We define “fixed charges” as the sum of interest on long-term debt, other interest and amortization of debt discount and expense.

APPLICATION OF PROCEEDS

Unless we state otherwise in any prospectus supplement, we will use the net proceeds from the sale of the offered securities:

•	to finance our ongoing construction and maintenance program;

•	to redeem, repurchase, repay, or retire outstanding indebtedness;

•	to finance future acquisitions of other entities or their assets; and

•	for other general corporate purposes.

In the event that any proceeds are not immediately applied, we may temporarily invest them in U.S., state or municipal government or agency obligations, commercial paper, bank certificates of deposit, or repurchase agreements collateralized by U.S. government or agency obligations, or we may deposit the proceeds with banks.

WHERE YOU CAN FIND MORE INFORMATION

We are required to file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov or our web site at http://www.cplc.com. You may also read and copy any document we file at the SEC’s public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. The SEC’s public reference room in Washington is located at 450 5th Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

DOCUMENTS INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede the information in this prospectus. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we sell all of the securities being registered.

•	Annual Report on Form 10-K for the year ended December 31, 2000.

You may request a copy of these filings at no cost, by writing or calling us at the following address:

Robert F. Drennan, Jr., Manager
Investor Relations and
Funds Management
Treasury Department
Carolina Power & Light Company
410 South Wilmington Street
Raleigh, North Carolina 27601
Telephone: (919) 546-7474

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making any offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

DESCRIPTION OF THE SECURITIES

This prospectus describes certain general terms of the offered securities. When we offer to sell a particular series, we will describe the specific terms in a prospectus supplement. The securities will be issued under indentures, selected provisions of which we have summarized below. The summary is not complete. The indentures appear as exhibits to the registration statement of which this prospectus is a part, or are incorporated by reference into this prospectus. You should read the indentures for provisions that may be important to you. In the summaries below, we have included references to section numbers of the applicable indentures so that you can easily locate these provisions. Capitalized terms used in the following summaries have the meanings specified in the applicable indentures unless otherwise defined below.

DESCRIPTION OF FIRST MORTGAGE BONDS

General

We will issue the First Mortgage Bonds under a Mortgage and Deed of Trust, dated as of May 1, 1940, with The Bank of New York (formerly Irving Trust Company) (the “Mortgage Trustee”) and Frederick G. Herbst (Douglas J. McInnes, successor), as Trustees. The Mortgage and Deed of Trust is supplemented by supplemental indentures. In the following discussion, we will refer to the Mortgage and Deed of Trust and all indentures supplemental to the Mortgage and Deed of Trust together as the “Mortgage.” We will refer to all of our bonds, including those already issued and those to be issued under this shelf registration process or otherwise issued in the future, as “First Mortgage Bonds.” The information we are providing you in this prospectus concerning the First Mortgage Bonds and the Mortgage is only a summary of the information provided in those documents. You should consult the First Mortgage Bonds themselves, the Mortgage and other documents for more complete information on the First Mortgage Bonds. These documents appear as exhibits to the registration statement of which this prospectus is a part, or will appear as exhibits to a Current Report on Form 8-K, which we will file, and which will be incorporated by reference into this prospectus.

You should consult the prospectus supplement relating to any particular issue of the First Mortgage Bonds for the following information:

•	the designation, series and aggregate principal amount of the First Mortgage Bonds;

•	the percentage of the principal amount for which we will issue and sell the First Mortgage Bonds;

•	the date of maturity for the First Mortgage Bonds;

•	the rate at which the First Mortgage Bonds will bear interest and the method of determining that rate;

•	the dates on which interest is payable;

•	the denominations in which we will authorize the First Mortgage Bonds to be issued, if other than $1,000 or integral multiples of $1,000;

•	whether we will offer the First Mortgage Bonds in the form of global bonds and, if so, the name of the depositary for any global bonds;

•	redemption terms; and

•	any other specific terms.

Unless the applicable prospectus supplement states otherwise, the covenants contained in the Mortgage will not afford holders of the First Mortgage Bonds protection in the event we have a change in control.

Form and Exchanges

Unless otherwise specified in the applicable prospectus supplement, we will issue the First Mortgage Bonds as registered bonds without coupons. Holders may exchange them, free of charge, for other First

Mortgage Bonds of different authorized denominations, in the same aggregate principal amount. Holders may also transfer the First Mortgage Bonds free of charge except for any stamp taxes or other governmental charges that may apply.

Interest and Payment

The prospectus supplement for any First Mortgage Bonds we issue will state the interest rate, the method of determination of the interest rate, and the date on which interest is payable. Unless the prospectus supplement states otherwise, principal and interest will be paid at The Bank of New York in New York City.

We have agreed to pay interest on any overdue principal and, to the extent enforceable under law, on any overdue installment of interest on the First Mortgage Bonds at the rate of 6% annually. For more information, see Mortgage, Section 78.

Redemption and Purchase of First Mortgage Bonds

If the First Mortgage Bonds are redeemable, the redemption terms will appear in the prospectus supplement. We may declare redemptions on at least thirty (30) days notice

•	for the maintenance and replacement fund;

•	for the sinking fund if we chose to establish a sinking fund for a designated series of First Mortgage Bonds;

•	with certain deposited cash;

•	with the proceeds of released property; or

•	at our option, unless otherwise specified in the applicable supplemental Indenture and the prospectus supplement.

If we have not deposited the redemption funds with the Mortgage Trustee when we give notice of redemption, the redemption shall be subject to the deposit of those funds on or before the redemption date. Notice of redemption will not be effective unless the Mortgage Trustee has received the redemption funds.

Cash that is deposited under any Mortgage provisions may be applied to the purchase of First Mortgage Bonds of any series, with certain exceptions.

For more information, see Mortgage, Article X.

Maintenance and Replacement Fund

Each year we will spend 15% of our adjusted gross operating revenues for maintenance of and replacements for the mortgaged property and certain of our automotive equipment. If we spend more for these purposes in a given year, we may credit that amount against the 15% requirement in any subsequent year. If a regulatory authority does not permit us to spend as much as 15% of our adjusted gross revenues for these purposes, we will spend only the amount permitted. We may meet the annual requirements for the maintenance and replacement fund in any of the following ways:

•	by depositing cash with the Mortgage Trustee;

•	by certifying expenditures for maintenance and repairs;

•	by certifying gross property additions;

•	by certifying gross expenditures for certain automotive equipment; or

•	by taking credit for First Mortgage Bonds and prior lien bonds that have been retired.

Cash deposited with the Trustee to meet maintenance and replacement requirements

•	may be withdrawn on expenditures for gross property additions;

•	may be withdrawn on waiver of the right to issue First Mortgage Bonds; or

•	may be applied to the purchase or redemption of First Mortgage Bonds of any series we may designate.

For further discussion, see “Redemption and Purchase of First Mortgage Bonds” above.

We have reserved the right to amend the Mortgage, at our sole discretion, to eliminate the maintenance and replacement fund payments with respect to any First Mortgage Bonds of the Twenty-third Series and any subsequently created series, including all series offered by this prospectus. No consent or other action by the holders of any such First Mortgage Bonds is required. For more information, see Mortgage, Section 38; Twenty-second Supplemental Indenture, Section 7.

Security

All First Mortgage Bonds are secured by the Mortgage, which constitutes, in the opinion of Frank A. Schiller, Vice President of Progress Energy Service Company and counsel to Carolina Power & Light Company, a first mortgage lien on all our present properties. This lien is subject to:

•	leases of small portions of our property to others for uses which, in the opinion of our counsel, do not interfere with our business;

•	leases of certain property which we own but do not use in our electric utility business; and

•	certain excepted encumbrances, minor defects and irregularities.

This lien does not cover the following property:

•	merchandise, equipment, materials or supplies held for sale, and fuel, oil and similar consumable materials and supplies;

•	vehicles and automobiles;

•	cash, securities, receivables and all contracts, leases and operating agreements that are not pledged or required to be pledged; and

•	electric energy and other products.

The Mortgage contains provisions subjecting to the lien of the Mortgage certain other property that is acquired after the date of the delivery of the Mortgage. These provisions for subjecting additional property to the lien of the Mortgage are limited in the case of consolidation, merger or sale of substantially all of our assets. For more information, see Mortgage, Article XV.

The Trustees will have a lien upon the mortgaged property, prior to the First Mortgage Bonds, for the payment of their reasonable compensation and expenses and for indemnity against certain liabilities. For more information, see Mortgage, Section 96.

Issuance of Additional First Mortgage Bonds

We may issue an unlimited principal amount of First Mortgage Bonds under the Mortgage (except as described in the next paragraph). We may issue First Mortgage Bonds of any series from time to time based on any of the following:

•	70% of property additions after adjustments to offset retirement of property;

•	retirement of First Mortgage Bonds or prior lien bonds; or

•	deposit of cash.

With certain exceptions in the case of retirement of First Mortgage Bonds or prior lien bonds, we may issue First Mortgage Bonds only if adjusted net earnings for 12 out of the preceding 15 months, before interest and income taxes, is at least twice the annual interest requirements on, or at least 10% of the principal amount of, the sum of all First Mortgage Bonds outstanding at the time, including the additional First Mortgage Bonds we may issue under this shelf registration process or other First Mortgage Bonds we may issue in the future, and all indebtedness of prior or equal rank. Adjusted net earnings is net of provision for repairs, maintenance and retirement of property equal to the maintenance and replacement fund requirements for this period. Cash deposited for the issuance of First Mortgage Bonds may be withdrawn to the extent of 70% of property additions after adjustments to offset retirement of property or retirement of First Mortgage Bonds or prior lien bonds. For further discussion, see “Modification of the Mortgage” below.

Property additions must consist of electric property, or property used or useful in connection with electric property, acquired after December 31, 1939. Property additions may not include securities, vehicles or automobiles. We have reserved the right to amend the Mortgage, at our sole discretion, to make available as property additions any form of space satellites, including solar power satellites, space stations and other similar facilities. We estimate that, as of February 28, 2001, approximately $4.0 billion of net property additions were available for the issuance of First Mortgage Bonds. Therefore, using the 70% test described above, the available net property additions provide a basis for issuing approximately $2.8 billion of additional First Mortgage Bonds as of February 28, 2001.

The Mortgage includes restrictions on the issuance of First Mortgage Bonds against property subject to liens and upon the increase of the amount of any liens. For more information, see Mortgage, Sections 4-7, 20-30 and 46; Twenty-third Supplemental Indenture, Section 5.

Dividend Restrictions

Unless otherwise specified in the prospectus supplement, in the case of First Mortgage Bonds issued under this shelf registration process, and so long as any First Mortgage Bonds are outstanding, cash dividends and distributions on our common stock, and purchases by us of our common stock, are restricted to aggregate net income available for them, since December 31, 1948, plus $3,000,000, less the amount of all preferred and common stock dividends and distributions, and all common stock purchases, since December 31, 1948.

No portion of our retained earnings at February 28, 2001 is restricted by this provision. For further discussion, see “Modification of the Mortgage” below.

Modification of the Mortgage

Bondholders’ rights may be modified with the consent of the holders of 70% of the First Mortgage Bonds. If less than all series of the First Mortgage Bonds are affected, the modification must also receive the consent of the holders of 70% of the First Mortgage Bonds of each series affected. We have reserved the right to amend the Mortgage, at our sole discretion, to substitute 66 2/3% for the percentage requirements stated above. In general, no modification of the terms of payment of principal or interest, and no modification affecting the lien or reducing the percentage required for modification (except as noted above), is effective against any holder of the First Mortgage Bonds without that holder’s consent. For more information, see Mortgage, Article XVIII; Thirteenth Supplemental Indenture, Section 5.

We may reserve the right to amend the Mortgage, at our sole discretion, for any of the following purposes:

•	to reduce the percentage of the holders of the First Mortgage Bonds who must consent to certain modifications of the Mortgage to a majority of the bondholders adversely affected;

•
to except from the lien of the Mortgage all property not funded or eligible to be funded under the Mortgage for the issuance of First Mortgage Bonds, the release of property or any other purpose under the Mortgage;

•
to ease the requirements of the net earnings test (see the first paragraph of the Section entitled “Issuance of Additional First Mortgage Bonds” above) by allowing the calculation to be made for 12 months within the last 18, rather than the last 15, months;

•	to allow the release of property from the lien of the Mortgage at cost or at the value of the property at the time it became funded property;

•	to simplify the release of unfunded property from the lien of the Mortgage, if after the release we will have at least one dollar ($1) in unfunded property remaining;

•
to increase the amount of funded property that may be released or retired on the basis of the retirement of First Mortgage Bonds from 100% to 143% of the principal amount of such First Mortgage Bonds; and

•	to eliminate the requirements regarding amounts to be accrued, expended or appropriated for maintenance or property retirements.

Additionally, we may choose to modify the dividend covenant applicable to a particular series of First Mortgage Bonds. See “Dividend Restrictions” above. The purpose for a modification of the applicable dividend covenant would be to provide that we may declare and pay dividends in cash or property on our common stock only out of surplus or out of net profits for the preceding fiscal year. Dividends may not be paid out of net profits, however, if our capital has been diminished to an extent specified in the Mortgage.

Defaults and Notice of Default

An “Event of Default” means, with respect to any series of First Mortgage Bonds, any of the following:

•	default in payment of principal of such series of First Mortgage Bonds;

•	default for 30 days in payment of interest on such series of First Mortgage Bonds;

•	default in payment of interest on or principal of prior lien bonds continued beyond applicable grace periods;

•	default for 60 days in payment installments of funds for retirement of First Mortgage Bonds, including the maintenance and replacement funds;

•	certain events in bankruptcy, insolvency or reorganization; and

•	default for 90 days after notice in performance of any other covenants.

For more information, see Mortgage, Section 65.

If the Trustees deem it to be in the interest of the holders of the First Mortgage Bonds, they may withhold notice of default, except in payment of principal, interest or funds for retirement of First Mortgage Bonds. For more information, see Mortgage, Section 66; Third Supplemental Indenture, Section 15.

If a default occurs, holders of 25% of the First Mortgage Bonds may declare all principal and interest immediately due and payable. If the default has been cured, however, the holders of a majority of the First Mortgage Bonds may annul the declaration and destroy its effect. For more information, see Mortgage, Section 67. No holder of First Mortgage Bonds may enforce the lien of the Mortgage unless the holder has given the Trustees written notice of a default and unless the holders of 25% of the First Mortgage Bonds have requested the Trustees in writing to act and have offered the Trustees reasonable opportunity to act. For more information, see Mortgage, Section 80. The Trustees are not required to risk their funds or to incur personal liability if there is a reasonable ground for believing that repayment to the Trustees is not reasonably assured. For more information, see Mortgage, Section 94. Holders of a majority of the First Mortgage Bonds may establish the time, method and place of conducting any proceedings for any remedy available to the Trustees, or exercising any trust or power conferred upon the Trustees. For more information, see Mortgage, Section 71.

Evidence to Be Furnished to the Mortgage Trustee Under the Mortgage

We will demonstrate compliance with Mortgage provisions by providing written statements to the Mortgage Trustee from our officers or persons we select. For instance, we may select an engineer to provide a written statement regarding the value of property being certified or released, or an accountant regarding net earnings certificate, or counsel regarding property titles and compliance with the Mortgage generally. In certain major matters, applicable law requires that an accountant or engineer must be independent. (See Section 314(d) of the Trust Indenture Act of 1939.) We must file certificates and other papers each year and whenever certain events occur. Additionally, we must provide evidence from time to time demonstrating our compliance with the conditions and covenants under the Mortgage.

Concerning the Mortgage Trustee

In the regular course of business, we obtain short-term funds from The Bank of New York and various other banks.

DESCRIPTION OF SENIOR NOTES

General

We may issue one or more new series of Senior Notes under the Indenture (For Senior Notes), dated as of March 1, 1999, as supplemented and amended (the “Senior Note Indenture”), between us and The Bank of New York, as trustee (the “Senior Note Trustee”). The information we are providing you in this prospectus concerning the Senior Note Indenture and related documents is only a summary of the information provided in those documents. You should consult the Senior Notes themselves, the Senior Note Indenture, any indentures supplemental to the Senior Note Indenture and other documents for more complete information on the Senior Notes. These documents appear as exhibits to this registration statement, or will appear as exhibits to a Current Report on Form 8-K, which we will file later, and which will be incorporated by reference into this prospectus.

Until the Release Date (defined below), all of the Senior Notes will be secured by one or more series of First Mortgage Bonds, which we will issue and deliver to the Senior Note Trustee. For more information, see “Security” and “Release Date” below.

On the Release Date, the Senior Notes

•	will cease to be secured by First Mortgage Bonds;

•	will become our unsecured obligations; and

•	will rank as equal with our other unsecured indebtedness, including senior Debt Securities.

The Senior Note Indenture provides that, in addition to the Senior Notes offered under this shelf registration process, additional Senior Notes may be issued later, without limitation as to aggregate principal amount. Before the Release Date, however, the amount of Senior Notes that we may issue cannot exceed the amount of First Mortgage Bonds that we are able to issue under the Mortgage. For more information, see “Description of First Mortgage Bonds—Issuance of Additional First Mortgage Bonds” above.

You should consult the prospectus supplement relating to any particular issue of Senior Notes for the following information:

•	the title of the Senior Notes;

•	any limit on aggregate principal amount of the Senior Notes or the series of which they are a part;

•	the date on which the principal of the Senior Notes will be payable;

•	the rate, including the method of determination if applicable, at which the Senior Notes will bear interest, if any; and

—	the date from which any interest will accrue;

—	the dates on which we will pay interest; and

—	the record date for any interest payable on any interest payment date;

•	the place where

—	the principal of, premium, if any, and interest on the Senior Notes will be payable;

—	you may register transfer of the Senior Notes;

—	you may exchange the Senior Notes;

—	you may serve notices and demands upon us regarding the Senior Notes;

•	the Security Registrar for the Senior Notes and whether the principal of the Senior Notes is payable without presentment or surrender of them;

•	the terms and conditions upon which we may elect to redeem any Senior Notes;

•
the terms and conditions upon which the Senior Notes must be redeemed or purchased due to our obligations pursuant to any sinking fund or other mandatory redemption provisions, or at the holder’s option, including any applicable exceptions to notice requirements;

•	the denominations in which we may issue Senior Notes;

•
the manner in which we will determine any amounts payable on the Senior Notes which are to be determined with reference to an index or other fact or event ascertainable outside the Senior Note Indenture;

•	the currency, if other than United States currency, in which payments on the Senior Notes will be payable;

•	terms according to which elections can be made by us or the holder regarding payments on the Senior Notes in currency other than the currency in which the notes are stated to be payable;

•	the portion of the principal amount of the Senior Notes payable upon declaration of acceleration of their maturity;

•	if payments are to be made on the Senior Notes in securities or other property, the type and amount of the securities and other property or the method by which the amount shall be determined;

•	the terms applicable to any rights to convert Senior Notes into or exchange them for our securities or those of any other entity;

•	if we issue Senior Notes as Global Securities,

—	any limitations on transfer or exchange rights or the right to obtain the registration of transfer;

—	any limitations on the right to obtain definitive certificates for the Senior Notes; and

—	any other matters incidental to the Senior Notes;

•	whether we are issuing the Senior Notes as bearer securities;

•
any limitations on transfer or exchange of Senior Notes or the right to obtain registration of their transfer, and the terms and amount of any service charge required for registration of transfer or exchange;

•	any exceptions to the provisions governing payments due on legal holidays, or any variations in the definition of Business Day with respect to the Senior Notes;

•	any addition to the Events of Default applicable to any Senior Notes and any additions to our covenants for the benefit of the holders of the Senior Notes;

•
if we are issuing any Senior Notes prior to the Release Date, the designation of the series of Senior Note First Mortgage Bonds (defined below) to be delivered to the Senior Note Trustee for security for the Senior Notes;

•	any other terms of the Senior Notes not in conflict with the provisions of the Senior Note Indenture; and

•	any other collateral security, assurance or guarantee for such Notes.

For more information, see Section 301 of the Senior Note Indenture.

Senior Notes may be sold at a substantial discount below their principal amount. You should consult the applicable prospectus supplement for a description of certain special United States federal income tax considerations which may apply to Senior Notes sold at an original issue discount or denominated in a currency other than United States dollars.

Unless the applicable prospectus supplement states otherwise, the covenants contained in the Senior Note Indenture will not afford holders of Senior Notes protection in the event we have a change in control or are involved after the Release Date in a highly-leveraged transaction.

Security

Until the Release Date, described in the following section, all of the Senior Notes will be secured by one or more series of First Mortgage Bonds, which we will issue and deliver to the Senior Note Trustee. For more information on the First Mortgage Bonds, see “Description of First Mortgage Bonds” above. When we issue a series of Senior Notes prior to the Release Date, we will simultaneously issue and deliver to the Senior Note Trustee, as security for all of the Senior Notes, a series of Senior Note First Mortgage Bonds. These First Mortgage Bonds will have the same stated interest rate—or interest calculated in the same manner—interest payment dates, stated maturity and redemption provisions, and will be in the same aggregate principal amount as the series of Senior Notes we are issuing. For more information, see Sections 401, 402 and 403 of the Senior Note Indenture. Payments we make to the Senior Note Trustee on a series of Senior Notes will satisfy our obligations with respect to the corresponding payments due on the related series of Senior Note First Mortgage Bonds.

Each series of Senior Note First Mortgage Bonds will be a series of First Mortgage Bonds, all of which are secured by a lien on certain property we own. For more discussion of the lien, see “Description of First Mortgage Bonds—Security” above. In certain circumstances prior to the Release Date, we may reduce the aggregate principal amount of Senior Note First Mortgage Bonds held by the Senior Note Trustee. In no event, however, may we reduce that amount to an amount lower than the aggregate outstanding principal amount of the Senior Notes then outstanding. For more information, see Section 409 of the Senior Note Indenture. Following the Release Date, we will close the Mortgage and not issue any additional First Mortgage Bonds under the Mortgage. For more information, see Section 403 of the Senior Note Indenture.

Release Date

ON THE RELEASE DATE THE SENIOR NOTE FIRST MORTGAGE BONDS WILL NO LONGER SECURE THE SENIOR NOTES, AND THE SENIOR NOTES WILL BECOME OUR UNSECURED GENERAL OBLIGATIONS. For more information, see Section 407 of the Senior Note Indenture. The “Release Date” means the date as of which all First Mortgage Bonds, other than Senior Note First Mortgage Bonds, and other than outstanding First Mortgage Bonds which do not in aggregate principal amount exceed the greater of 5% of our Net Tangible Assets or 5% of our Capitalization, have been retired through payment, redemption, or otherwise at, before or after their maturity, provided that no default or Event of Default has occurred and is continuing. In the preceding sentence the following terms have the meanings indicated:

•
“Capitalization” means the total of all the following items appearing on, or included in, our consolidated balance sheet: (i) liabilities for indebtedness maturing more than 12 months from the date of determination; and (ii) common stock, preferred stock, premium on capital stock, capital surplus, capital in excess of par value, and retained earnings (however the foregoing may be designated), less, to the extent not otherwise deducted, the cost of shares of our capital stock held in our treasury. Capitalization shall be determined in accordance with generally accepted accounting principles and practices applicable to the type of business in which we are engaged and approved by the independent accountants regularly retained by us, and may be determined as of a date not more than 60 days prior to the happening of the event for which the determination is being made.

•
“Net Tangible Assets” means the amount shown as total assets on our consolidated balance sheet, less (i) intangible assets including, but without limitation, such items as goodwill, trademarks, trade names, patents, unamortized debt discount and expense and certain regulatory assets, and (ii) appropriate adjustments, if any, on account of minority interests. Net Tangible Assets shall be determined in accordance with generally accepted accounting principles and practices applicable to the type of business in which we are engaged and approved by the independent accountants regularly retained by us, and may be determined as of a date not more than 60 days prior to the happening of the event for which such determination is being made.

The Senior Note Trustee will give the Senior Note holders notice when the Release Date occurs. See “Description of Senior Notes—Defeasance” below for a discussion of another situation in which outstanding Senior Notes would not be secured by Senior Note First Mortgage Bonds.

Form, Exchange, and Transfer

Unless the applicable prospectus supplement states otherwise, we will issue Senior Notes only in fully registered form without coupons and in denominations of $1,000 and integral multiples of that amount. For more information, see Sections 201 and 302 of the Senior Note Indenture.

Holders may present Senior Notes for exchange or for registration of transfer, duly endorsed or accompanied by a duly executed instrument of transfer, at the office of the Security Registrar or at the office of any Transfer Agent we may designate. Exchanges and transfers are subject to the terms of the Senior Note Indenture and applicable limitations for global securities. We may designate ourselves the Security Registrar. No charge will be made for any registration of transfer or exchange of Senior Notes, but we may require payment of a sum sufficient to cover any tax or other governmental charge the holder must pay in connection with the transaction. Any transfer or exchange will become effective upon the Security Registrar or Transfer Agent, as the case may be, being satisfied with the documents of title and identity of the person making the request. For more information, see Section 305 of the Senior Note Indenture.

The applicable prospectus supplement will state the name of any Transfer Agent, in addition to the Security Registrar initially designated by the Company for any Senior Notes. We may at any time designate additional Transfer Agents or withdraw the designation of any Transfer Agent or make a change in the office through which any Transfer Agent acts. We must, however, maintain a Transfer Agent in each place of payment for the Senior Notes of each series. For more information, see Section 702 of the Senior Note Indenture.

We will not be required to

•
issue, register the transfer of, or exchange any Senior Note or any Tranche of any Senior Note during a period beginning at the opening of business 15 days before the day of mailing of a notice of redemption of any Senior Note called for redemption and ending at the close of business on the day of mailing; or

•	register the transfer of, or exchange any Senior Note selected for redemption except the unredeemed portion of any Senior Note being partially redeemed.

For more information, see Section 305 of the Senior Note Indenture.

Payment and Paying Agents

Unless the applicable prospectus supplement states otherwise, we will pay interest on a Senior Note on any interest payment date to the person in whose name the Senior Note is registered at the close of business on the regular record date for the interest payment. For more information, see Section 307 of the Senior Note Indenture.

Unless the applicable prospectus supplement provides otherwise, we will pay principal and any premium and interest on Senior Notes at the office of the Paying Agent whom we will designate for this purpose. Unless the applicable prospectus supplement states otherwise, the corporate trust office of the Senior Note Trustee in New York City will be designated as our sole Paying Agent for payments with respect to Senior Notes of each series. Any other Paying Agents initially designated by us for the Senior Notes of a particular series will be named in the applicable prospectus supplement. We may at any time add or delete Paying Agents or change the office through which any Paying Agent acts. We must, however, maintain a Paying Agent in each place of payment for the Senior Notes of a particular series. For more information, see Section 702 of the Senior Note Indenture.

All money we pay to a Paying Agent for the payment of the principal and any premium or interest on any Senior Note which remains unclaimed at the end of two years after payment is due will be repaid to us. After that date, the holder of that Senior Note may look only to us for these payments. For more information, see Section 703 of the Senior Note Indenture.

Redemption

You should consult the applicable prospectus supplement for any terms regarding optional or mandatory redemption of Senior Notes. Except for the provisions in the applicable prospectus supplement regarding Senior Notes redeemable at the holder’s option, Senior Notes may be redeemed only upon notice by mail not less than 30 nor more than 60 days prior to the redemption date. Further, if less than all the Senior Notes of a series, or any Tranche of a series, are to be redeemed, the Senior Notes to be redeemed will be selected by the method provided for the particular series. In the absence of a selection provision, the Senior Note Trustee will select a fair and appropriate method of random selection. For more information, see Sections 503 and 504 of the Senior Note Indenture.

A notice of redemption we provide may state:

•	that redemption is conditioned upon receipt by the Paying Agent on or before the redemption date of money sufficient to pay the principal and any premium and interest on the Senior Notes; and

•	that if the money has not been received, the notice will be ineffective and we will not be required to redeem the Senior Note.

For more information, see Section 504 of the Senior Note Indenture.

Consolidation, Merger, and Sale of Assets

We may not consolidate with or merge into any other person, nor may we transfer or lease substantially all of our assets and property to any person, unless:

•	the corporation formed by the consolidation or into which we are merged, or the person which acquires by conveyance or transfer, or which leases, substantially all of our property and assets,

—is organized and validly existing under the laws of any domestic jurisdiction;

—expressly assumes our obligations on the Senior Notes and under the Senior Note Indenture; and

—prior to the Release Date, expressly assumes our obligations under the Senior Note First Mortgage Bonds and under the Mortgage;

•	immediately after the transaction becomes effective, no Event of Default, and no event which would become an Event of Default, shall have occurred and be continuing; and

•	we will have delivered to the Senior Note Trustee an Officer’s Certificate and Opinion of Counsel as provided in the Senior Note Indenture.

For more information, see Section 1201 of the Senior Note Indenture.

Events of Default

“Event of Default” under the Senior Note Indenture with respect to Senior Notes of any series means any of the following:

•	failure to pay any interest due on the Senior Notes within 30 days;

•	failure to pay principal or premium when due on a Senior Note;

•
breach of or failure to perform any other covenant or warranty in the Senior Note Indenture with respect to the particular series of Senior Notes for 60 days (subject to extension under certain circumstances for another 120 days) after we receive notice from the Senior Note Trustee, or we and the Senior Note Trustee receive notice from the holders of at least 33% in principal amount of the Senior Notes of that series outstanding under the Senior Note Indenture according to the provisions of the Senior Note Indenture;

•	prior to the Release Date, the occurrence of a Default under the Mortgage (see “Description of First Mortgage Bonds—Events of Default” above);

•	certain events of bankruptcy, insolvency or reorganization; and

•	any other Event of Default set forth in the applicable prospectus supplement.

For more information, see Section 901 of the Senior Note Indenture.

An Event of Default with respect to a particular series of Senior Notes does not necessarily constitute an Event of Default with respect to the Senior Notes of any other series issued under the Senior Note Indenture.

If an Event of Default with respect to a particular series of Senior Notes occurs and is continuing, either the Senior Note Trustee or the holders of at least 33% in principal amount of the outstanding Senior Notes of that series may declare the principal amount of all of the Senior Notes of that series to be due and payable immediately. If the Senior Notes of that series are discount notes or similar Senior Notes, only the portion of the principal amount as specified in the applicable prospectus supplement may be immediately due and payable. If an Event of Default occurs and is continuing with respect to all series of Senior Notes—including all Events of Default relating to bankruptcy, insolvency or reorganization—the Senior Note Trustee or the holders of at least 33% in principal amount of the outstanding Senior Notes of all series, considered together, may declare an acceleration of the principal amount of all Senior Notes. In the event of an acceleration prior to the Release Date with respect to all Senior Notes, the Trustee will make a demand for acceleration of all amounts due under all of the Senior Note First Mortgage Bonds, but this demand will only result in such an acceleration if allowed by the acceleration provisions of the Mortgage.

At any time after a declaration of acceleration with respect to the Senior Notes of a particular series, and before a judgment or decree for payment of the money due has been obtained, and before the acceleration of the Senior Note First Mortgage Bonds, the Event or Events of Default giving rise to the declaration of acceleration will, without further action, be deemed to have been waived, and the declaration and its consequences will be deemed to have been rescinded and annulled, if

•	we have paid or deposited with the Senior Note Trustee a sum sufficient to pay

—all overdue interest on all Senior Notes of the particular series;

—the principal of and any premium on any Senior Notes of that series which have become due otherwise than by the declaration of acceleration and any interest at the rate prescribed in the Senior Notes;

—interest upon overdue interest at the rate prescribed in the Senior Notes, to the extent payment is lawful;

—all amounts due to the Senior Note Trustee under the Senior Note Indenture; and

•
any other Event of Default with respect to the Senior Notes of the particular series, other than the failure to pay the principal of the Senior Notes of that series which has become due solely by the declaration of acceleration, has been cured or waived as provided in the Senior Note Indenture.

For more information, see Section 902 of the Senior Note Indenture.

The Senior Note Indenture includes provisions as to the duties of the Senior Note Trustee in case an Event of Default occurs and is continuing. Consistent with these provisions, the Senior Note Trustee will be under no obligation to exercise any of its rights or powers at the request or direction of any of the holders, unless those holders have offered to the Senior Note Trustee reasonable indemnity. For more information, see Section 1003 of the Senior Note Indenture. Subject to these provisions for indemnification, the holders of a majority in principal amount of the outstanding Senior Notes of any series may direct the time, method and place of conducting any proceeding for any remedy available to the Senior Note Trustee, or exercising any trust or power conferred on the Senior Note Trustee, with respect to the Senior Notes of that series. For more information, see Section 912 of the Senior Note Indenture.

No Senior Note holder may institute any proceeding regarding the Senior Note Indenture, or for the appointment of a receiver or a trustee, or for any other remedy under the Senior Note Indenture unless

•	the holder has previously given to the Senior Note Trustee written notice of a continuing Event of Default of that particular series,

•
the holders of a majority in principal amount of the outstanding Senior Notes of all series with respect to which an Event of Default is continuing have made a written request to the Senior Note Trustee, and have offered reasonable indemnity to the Senior Note Trustee to institute the proceeding as trustee, and

•
the Senior Note Trustee has failed to institute the proceeding, and has not received from the holders of a majority in principal amount of the outstanding Senior Notes of that series a direction inconsistent with the request, within 60 days after notice, request and offer of reasonable indemnity.

For more information, see Section 907 of the Senior Note Indenture.

The preceding limitations do not apply, however, to a suit instituted by a Senior Note holder for the enforcement of payment of the principal of or any premium, if any, or interest on the Senior Note on or after the applicable due date stated in the Senior Note. For more information, see Section 908 of the Senior Note Indenture.

We must furnish annually to the Senior Note Trustee a statement by an appropriate officer as to that officer’s knowledge of our compliance with all conditions and covenants under the Senior Note Indenture. Our compliance is to be determined without regard to any grace period or notice requirement under the Senior Note Indenture. For more information, see Section 706 of the Senior Note Indenture.

Modification and Waiver

The Company and the Senior Note Trustee, without the consent of the holders of the Senior Notes, may enter into one or more supplemental Senior Note Indentures for any of the following purposes:

•	to evidence the assumption by any permitted successor of our covenants in the Senior Note Indenture and the Senior Notes;

•	to add one or more covenants or other provisions for the benefit of the holders of outstanding Senior Notes or to surrender any right or power conferred upon us by the Senior Note Indenture;

•	to add any additional Events of Default;

•
to change or eliminate any provision of the Senior Note Indenture or add any new provision to it (but if this action will adversely affect the interests of the holders of any particular series of Senior Notes in any material respect, the action will become effective with respect to that series only when there is no Senior Note of that series remaining outstanding under the Senior Note Indenture);

•	to provide collateral security for the Senior Notes;

•	to establish the form or terms of Senior Notes according to the provisions of the Senior Note Indenture;

•
to evidence the acceptance of appointment of a successor Senior Note Trustee under the Senior Note Indenture with respect to one or more series of the Senior Notes and to add to or change any of the provisions of the Senior Note Indenture as necessary to provide for the administration of the trusts under the Senior Note Indenture by more than one trustee;

•	to provide for the procedures required to permit using a noncertificated system of registration for any Senior Notes series;

•	to change any place where

—the principal of and any premium and interest on any Senior Notes is payable,

—any Senior Notes may be surrendered for registration of transfer or exchange, or

—notices and demands to or upon us regarding Senior Notes and the Senior Note Indenture may be served; or

•	to cure any ambiguity or inconsistency (but any of these changes or additions will not adversely affect the interests of the holders of Senior Notes of any series in any material respect).

For more information see Section 1301 of the Senior Note Indenture.

The holders of at least a majority in aggregate principal amount of the outstanding Senior Notes of any series may waive

•	compliance by us with certain provisions of the Senior Note Indenture (see Section 607 of the Senior Note Indenture); and

•
any past default under the Senior Note Indenture, except a default in the payment of principal, premium, or interest, and certain covenants and provisions of the Senior Note Indenture that cannot be modified or amended without consent of the holder of each outstanding Senior Note of the series affected (see Section 913 of the Senior Note Indenture).

The Trust Indenture Act of 1939 may be amended after the date of the Senior Note Indenture to require changes to the Senior Note Indenture. In this event, the Senior Note Indenture will be deemed to have been amended so as to effect the changes, and we and the Senior Note Trustee may, without the consent of any holders, enter into one or more Supplemental Senior Note Indentures to evidence or effect the amendment. For more information, see Section 1301 of the Senior Note Indenture.

Except as provided in this section, the consent of the holders of a majority in aggregate principal amount of the outstanding Senior Notes, considered as one class, is required to change in any manner the Senior Note Indenture pursuant to one or more supplemental Senior Note Indentures. If less than all of the series of Senior Notes outstanding are directly affected by a proposed supplemental Senior Note Indenture, however, only the consent of the holders of a majority in aggregate principal amount of the outstanding Senior Notes of all series directly affected, considered as one class, will be required. Furthermore, if the Senior Notes of any series have been issued in more than one Tranche and if the proposed supplemental Senior Note Indenture directly affects the rights of the holders of one or more, but not all Tranches, only the consent of the holders of a majority in aggregate principal amount of the outstanding Senior Notes of all Tranches directly affected, considered as one class, will be required. In addition, an amendment or modification

•	may not, without the consent of the holder of the Senior Note

—change the maturity of the principal of, or any installment of principal of or interest on, any Senior Note,

—reduce the principal amount or the rate of interest, or the amount of any installment of interest, or change the method of calculating the rate of interest,

—reduce any premium payable upon the redemption of the Senior Note,

—reduce the amount of the principal of any Senior Note originally issued at a discount from the stated principal amount that would be due and payable upon a declaration of acceleration of maturity,

—change the currency or other property in which a Senior Note or premium or interest on a Senior Note is payable,

—impair the right to institute suit for the enforcement of any payment on or after the stated maturity (or, in the case of redemption, on or after the redemption date) of any Senior Note; or

•
may not reduce the percentage of principal amount requirement for consent of the holders for any supplemental Senior Note Indenture, or for any waiver of compliance with any provision of or any default under the Senior Note Indenture, or reduce the requirements for quorum or voting, without the consent of the holder of each outstanding Senior Note of each series or Tranche effected;

•	may not prior to the Release Date

—impair the interest of the Senior Note Trustee in the Senior Note First Mortgage Bonds,

—reduce the principal amount of any series of Senior Note First Mortgage Bonds to an amount less than that of the related series of Senior Notes, or

—alter the payment provisions of the Senior Note First Mortgage Bonds in a manner adverse to the holders of the Senior Notes; and

•
may not modify provisions of the Senior Note Indenture relating to supplemental Senior Note Indentures, waivers of certain covenants and waivers of past defaults with respect to the Senior Notes of any series, or any Tranche of a series, without the consent of the holder of each outstanding Senior Note affected.

A supplemental Senior Note Indenture will be deemed not to affect the rights under the Senior Note Indenture of the holders of any series or Tranche of the Senior Notes if the supplemental Senior Note Indenture

•
changes or eliminates any covenant or other provision of the Senior Note Indenture expressly included solely for the benefit of one or more other particular series of Senior Notes or Tranches of them; or

•	modifies the rights of the holders of Senior Notes of any other series or Tranches with respect to any covenant or other provision.

For more information, see Section 1302 of the Senior Note Indenture.

If we solicit from holders of the Senior Notes any type of action, we may at our option by board resolution fix in advance a record date for the determination of the holders entitled to vote on the action. We shall have no obligation, however, to do so. If we fix a record date, the action may be taken before or after the record date, but only the holders of record at the close of business on the record date shall be deemed to be holders for the purposes of determining whether holders of the requisite proportion of the outstanding Senior Notes have authorized the action. For that purpose, the outstanding Senior Notes shall be computed as of the record date. Any holder action shall bind every future holder of the same security and the holder of every security issued upon the registration of transfer of or in exchange for or in lieu of the security in respect of anything done or permitted by the Senior Note Trustee or us in reliance on that action, whether or not notation of the action is made upon the security. For more information, see Section 104 of the Senior Note Indenture.

Defeasance

Unless the applicable prospectus supplement provides otherwise, any Senior Note, or portion of the principal amount of a Senior Note, will be deemed to have been paid for purposes of the Senior Note Indenture, and, at our election, our entire indebtedness in respect to the Senior Note, or portion of it, will be deemed to have been satisfied and discharged, if we have irrevocably deposited with the Senior Note Trustee or any Paying Agent other than us in trust money, certain Eligible Obligations, or a combination of the two, sufficient to pay principal of, any premium and interest due and to become due on the Senior Note or portion of it. For more information, see Section 801 of the Senior Note Indenture. For this purpose, unless the applicable prospectus supplement provides otherwise, Eligible Obligations include direct obligations of, or obligations unconditionally guaranteed by, the United States, entitled to the benefit of full faith and credit of the United States, and certificates, depositary receipts or other instruments which evidence a direct ownership interest in these obligations or in any specific interest or principal payments due in respect to those obligations.

Resignation of Senior Note Trustee

The Senior Note Trustee may resign at any time by giving written notice to us or may be removed at any time by an action of the holders of a majority in principal amount of outstanding Senior Notes delivered to the Senior Note Trustee and us. No resignation or removal of the Senior Note Trustee and no appointment of a successor trustee will become effective until a successor trustee accepts appointment in accordance with the requirements of the Senior Note Indenture. So long as no Event of Default or event which would become an Event of Default has occurred and is continuing, and except with respect to a Senior Note Trustee appointed by an action of the holders, if we have delivered to the Senior Note Trustee a resolution of our Board of Directors appointing a successor trustee and the successor trustee has accepted the appointment in accordance with the terms of the Senior Note Indenture, the Senior Note Trustee will be deemed to have resigned and the successor trustee will be deemed to have been appointed as trustee in accordance with the Senior Note Indenture. For more information, see Section 1010 of the Senior Note Indenture.

Notices

We will give notices to holders of Senior Notes by mail to their addresses as they appear in the Security Register. For more information, see Section 106 of the Senior Note Indenture.

Title

The Senior Note Trustee and its agents, and we and our agents, may treat the person in whose name a Senior Note is registered as the absolute owner of that Note, whether or not that Senior Note may be overdue, for the purpose of making payment and for all other purposes. For more information, see Section 308 of the Senior Note Indenture.

Governing Law

The Senior Note Indenture and the Senior Notes will be governed by, and construed in accordance with, the law of the State of New York. For more information, see Section 112 of the Senior Note Indenture.

DESCRIPTION OF DEBT SECURITIES

This prospectus describes certain general terms of the Debt Securities offered through this prospectus. When we offer to sell a particular series of Debt Securities, we will describe the specific terms of that series in a prospectus supplement. The Debt Securities will be issued under the Indenture (For Debt Securities), dated as of October 28, 1999, between us and The Chase Manhattan Bank, as trustee, or one or more additional indentures for Debt Securities between us and a trustee elected by us. The Indenture (For Debt Securities) appears in a prior registration statement of ours and is incorporated by reference into the registration statement of which this prospectus is a part. The form of any additional indenture, between us and a trustee which we will name, under which we may issue Debt Securities is filed as an exhibit to the registration statement. The form of debt securities indenture includes optional provisions that will appear in a separate indenture for subordinated debt securities in the event we issue subordinated debt securities. In this prospectus we refer to each of the Indenture (For Debt Securities) and the form of indenture for debt securities, as applicable, as the “Debt Securities Indenture.” We refer to the trustee under any Debt Securities Indenture as the “Debt Securities Trustee.” We have summarized selected provisions of the Debt Securities Indenture below. Each Debt Securities Indenture will be independent of any other Debt Securities Indenture unless otherwise stated in a prospectus supplement. The summary that follows is not complete. You should consult the Debt Securities themselves, the Debt Securities Indenture, any supplemental indentures and other related documents for more complete information on the Debt Securities. These documents appear as exhibits to, or are incorporated by reference into, the registration statement of which this prospectus is a part, or will appear as exhibits to a Current Report on Form 8-K, which we will file later, and which will be incorporated by reference into this prospectus. In the summary below, we have included references to applicable section numbers of the Debt Securities Indenture so that you can easily locate these provisions.

General

The Debt Securities offered by this prospectus will be our direct unsecured general obligations. The prospectus supplement applicable to a particular series of Debt Securities may state that a particular series of Debt Securities will be subordinated obligations of our company. In the following discussion, we refer to any of these subordinated obligations as the “Subordinated Debt Securities.” Unless the applicable prospectus supplement provides otherwise, we will use a separate Debt Securities Indenture for any Subordinated Debt Securities that we may issue.

Provisions of a Particular Series

You should consult the prospectus supplement relating to any particular series of Debt Securities for the following information:

•	the title of the Debt Securities;

•	any limit on aggregate principal amount of the Debt Securities or the series of which they are a part;

•	the date on which the principal of the Debt Securities will be payable;

•	the rate, including the method of determination if applicable, at which the Debt Securities will bear interest, if any; and

—the date from which any interest will accrue;

—the dates on which we will pay interest; and

—the record date for any interest payable on any interest payment date;

•	the place where

—the principal of, premium, if any, and interest on the Debt Securities will be payable;

—you may register transfer of the Debt Securities;

—you may exchange the Debt Securities; and

—you may serve notices and demands upon us regarding the Debt Securities;

•	the security registrar for the Debt Securities and whether the principal of the Debt Securities is payable without presentment or surrender of them;

•	the terms and conditions upon which we may elect to redeem any Debt Securities;

•
the terms and conditions upon which the Debt Securities must be redeemed or purchased due to our obligations pursuant to any sinking fund or other mandatory redemption provisions, or at the holder’s option, including any applicable exceptions to notice requirements;

•	the denominations in which we may issue Debt Securities;

•
the manner in which we will determine any amounts payable on the Debt Securities that are to be determined with reference to an index or other fact or event ascertainable outside the applicable indenture;

•	the currency, if other than United States currency, in which payments on the Debt Securities will be payable;

•
the terms according to which elections can be made by us or the holder regarding payments on the Debt Securities in currency other than the currency in which the Debt Securities are stated to be payable;

•	the portion of the principal amount of the Debt Securities payable upon declaration of acceleration of their maturity;

•	if payments are to be made on the Debt Securities in securities or other property, the type and amount of the securities and other property or the method by which the amount shall be determined;

•	the terms applicable to any rights to convert Debt Securities into or exchange them for other of our securities or those of any other entity;

•	if we issue Debt Securities as global securities,

—any limitations on transfer or exchange rights or the right to obtain the registration of transfer;

—any limitations on the right to obtain definitive certificates for the Debt Securities; and

—any other matters incidental to the Debt Securities;

•	whether we are issuing the Debt Securities as bearer securities;

•
any limitations on transfer or exchange of Debt Securities or the right to obtain registration of their transfer, and the terms and amount of any service charge required for registration of transfer or exchange;

•	any exceptions to the provisions governing payments due on legal holidays, or any variations in the definition of business day with respect to the Debt Securities;

•	any credit enhancement applicable to the Debt Securities;

•	any addition to the events of default applicable to any Debt Securities and any additions to our covenants for the benefit of the holders of the Debt Securities; and

•	any other terms of the Debt Securities not in conflict with the provisions of the applicable Debt Securities Indenture.

For more information, see Section 301 of the applicable Debt Securities Indenture.

Debt Securities may be sold at a substantial discount below their principal amount. You should consult the applicable prospectus supplement for a description of certain special United States federal income tax considerations that may apply to Debt Securities sold at an original issue discount or denominated in a currency other than dollars.

Unless the applicable prospectus supplement states otherwise, the covenants contained in the applicable indenture will not afford holders of Debt Securities protection in the event we have a change in control or are involved in a highly-leveraged transaction.

Subordination

The applicable prospectus supplement may provide that a series of Debt Securities will be Subordinated Debt Securities, subordinate and junior in right of payment to all of our Senior Indebtedness, as defined below. If so, we will issue these securities under a separate Debt Securities Indenture for Subordinated Debt Securities.

No payment of principal of, including redemption and sinking fund payments, or any premium or interest on, the Subordinated Debt Securities may be made if

•	any Senior Indebtedness is not paid when due,

•	any applicable grace period with respect to default in payment of any Senior Indebtedness has ended, and the default has not been cured or waived, or

•	the maturity of any Senior Indebtedness has been accelerated because of a default.

Upon any distribution of our assets to creditors upon any dissolution, winding-up, liquidation or reorganization, whether voluntary or involuntary or in bankruptcy, insolvency, receivership or other proceedings, all principal of, and any premium and interest due or to become due on all outstanding Senior Indebtedness must be paid in full before the holders of the Subordinated Debt Securities are entitled to payment. For more information, see Section 1502 of the applicable Debt Securities Indenture. The rights of the holders of the Subordinated Debt Securities will be subrogated to the rights of the holders of Senior Indebtedness to receive payments or distributions applicable to Senior Indebtedness until all amounts owing on the Subordinated Debt Securities are paid in full. For more information, see Section 1504 of the applicable Debt Securities Indenture.

As defined in the Subordinated Debt Securities Indenture, the term “Senior Indebtedness” means

•	obligations (other than non-recourse obligations and the indebtedness issued under the Subordinated Debt Securities Indenture) of, or guaranteed or assumed by, us

—for borrowed money (including both senior and subordinated indebtedness for borrowed money, but excluding the Subordinated Debt Securities); or

—for the payment of money relating to any lease that is capitalized on our consolidated balance sheet in accordance with generally accepted accounting principles; or

•	indebtedness evidenced by bonds, debentures, notes or other similar instruments.

In the case of any such indebtedness or obligations, Senior Indebtedness includes amendments, renewals, extensions, modifications and refundings, whether existing as of the date of the Subordinated Debt Securities Indenture or subsequently incurred by us.

The Subordinated Debt Securities Indenture does not limit the aggregate amount of Senior Indebtedness that we may issue.

Form, Exchange and Transfer

Unless the applicable prospectus supplement states otherwise, we will issue Debt Securities only in fully registered form without coupons and in denominations of $1,000 and integral multiples of that amount. For more information, see Sections 201 and 302 of the applicable Debt Securities Indenture.

Holders may present Debt Securities for exchange or for registration of transfer, duly endorsed or accompanied by a duly executed instrument of transfer, at the office of the security registrar or at the office of any transfer agent we may designate. Exchanges and transfers are subject to the terms of the applicable indenture and applicable limitations for global securities. We may designate ourselves the security registrar. No charge will be made for any registration of transfer or exchange of Debt Securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge that the holder must pay in connection with the transaction. Any transfer or exchange will become effective upon the security registrar or transfer agent, as the case may be, being satisfied with the documents of title and identity of the person making the request. For more information, see Section 305 of the applicable Debt Securities Indenture.

The applicable prospectus supplement will state the name of any transfer agent, in addition to the security registrar initially designated by us, for any Debt Securities. We may at any time designate additional transfer agents or withdraw the designation of any transfer agent or make a change in the office through which any transfer agent acts. We must, however, maintain a transfer agent in each place of payment for the Debt Securities of each series. For more information, see Section 602 of the applicable Debt Securities Indenture.

We will not be required to

•
issue, register the transfer of, or exchange any Debt Securities or any tranche of any Debt Securities during a period beginning at the opening of business 15 days before the day of mailing of a notice of redemption of any Debt Securities called for redemption and ending at the close of business on the day of mailing; or

•	register the transfer of, or exchange any Debt Securities selected for redemption except the unredeemed portion of any Debt Securities being partially redeemed.

For more information, see Section 305 of the applicable Debt Securities Indenture.

Payment and Paying Agents

Unless the applicable prospectus supplement states otherwise, we will pay interest on a Debt Security on any interest payment date to the person in whose name the Debt Security is registered at the close of business on the regular record date for the interest payment. For more information, see Section 307 of the applicable Debt Securities Indenture.

Unless the applicable prospectus supplement provides otherwise, we will pay principal and any premium and interest on Debt Securities at the office of the paying agent whom we will designate for this purpose. Unless the applicable prospectus supplement states otherwise, the corporate trust office of the Debt Securities Trustee in New York City will be designated as our sole paying agent for payments with respect to Debt

Securities of each series. Any other paying agents initially designated by us for the Debt Securities of a particular series will be named in the applicable prospectus supplement. We may at any time add or delete paying agents or change the office through which any paying agent acts. We must, however, maintain a paying agent in each place of payment for the Debt Securities of a particular series. For more information, see Section 602 of the applicable Debt Securities Indenture.

All money we pay to a paying agent for the payment of the principal and any premium or interest on any Debt Security that remains unclaimed at the end of two years after payment is due will be repaid to us. After that date, the holder of that Debt Security may look only to us for these payments. For more information, see Section 603 of the applicable Debt Securities Indenture.

Redemption

You should consult the applicable prospectus supplement for any terms regarding optional or mandatory redemption of Debt Securities. Except for the provisions in the applicable prospectus supplement regarding Debt Securities redeemable at the holder’s option, Debt Securities may be redeemed only upon notice by mail not less than 30 nor more than 60 days prior to the redemption date. Further, if less than all of the Debt Securities of a series, or any tranche of a series, are to be redeemed, the Debt Securities to be redeemed will be selected by the method provided for the particular series. In the absence of a selection provision, the Debt Securities Trustee will select a fair and appropriate method of random selection. For more information, see Sections 403 and 404 of the applicable Debt Securities Indenture.

A notice of redemption we provide may state:

•	that redemption is conditioned upon receipt by the paying agent on or before the redemption date of money sufficient to pay the principal of and any premium and interest on the Debt Securities; and

•	that if the money has not been received, the notice will be ineffective and we will not be required to redeem the Debt Securities.

For more information, see Section 404 of the applicable Debt Securities Indenture.

Consolidation, Merger and Sale of Assets

We may not consolidate with or merge into any other person, nor may we transfer or lease substantially all of our assets and property to any person, unless:

•	the corporation formed by the consolidation or into which we are merged, or the person that acquires by conveyance or transfer, or that leases, substantially all of our property and assets

—is organized and validly existing under the laws of any domestic jurisdiction; and

—expressly assumes our obligations on the Debt Securities and under the applicable indentures;

•	immediately after the transaction becomes effective, no event of default, and no event that would become an event of default, shall have occurred and be continuing; and

•	we will have delivered to the Debt Securities Trustee an officer’s certificate and opinion of counsel as provided in the applicable indentures.

For more information, see Section 1101 of the applicable Debt Securities Indenture.

Events of Default

“Event of default” under the applicable indenture with respect to Debt Securities of any series means any of the following:

•	failure to pay any interest due on Debt Securities of that series within 30 days;

•	failure to pay principal or premium when due on any Debt Security of that series;

•
breach of or failure to perform any other covenant or warranty in the applicable indenture with respect to Debt Securities of that series for 60 days (subject to extension under certain circumstances for another 120 days) after we receive notice from the Debt Securities Trustee, or we and the Debt Securities Trustee receive notice from the holders of at least 33% in principal amount of the Debt Securities of that series outstanding under the applicable indenture according to the provisions of the applicable indenture;

•	certain events of bankruptcy, insolvency or reorganization; and

•	any other event of default set forth in the applicable prospectus supplement.

For more information, see Section 801 of the applicable Debt Securities Indenture.

An event of default with respect to a particular series of Debt Securities does not necessarily constitute an event of default with respect to the Debt Securities of any other series issued under the applicable indenture.

If an event of default with respect to a particular series of Debt Securities occurs and is continuing, either the Debt Securities Trustee or the holders of at least 33% in principal amount of the outstanding Debt Securities of that series may declare the principal amount of all of the Debt Securities of that series to be due and payable immediately. If the Debt Securities of that series are discount securities or similar Debt Securities, only the portion of the principal amount as specified in the applicable prospectus supplement may be immediately due and payable. If an event of default occurs and is continuing with respect to all series of Debt Securities issued under a Debt Securities Indenture, including all events of default relating to bankruptcy, insolvency or reorganization, the Debt Securities Trustee or the holders of at least 33% in principal amount of the outstanding Debt Securities of all series issued under that Debt Securities Indenture, considered together, may declare an acceleration of the principal amount of all series of Debt Securities issued under that Debt Securities Indenture. There is no automatic acceleration, even in the event of our bankruptcy or insolvency.

The applicable prospectus supplement may provide, with respect to a series of Debt Securities to which a credit enhancement is applicable, that the provider of the credit enhancement may, if a default has occurred and is continuing with respect to the series, have all or any part of the rights with respect to remedies that would otherwise have been exercisable by the holder of that series.

At any time after a declaration of acceleration with respect to the Debt Securities of a particular series, and before a judgment or decree for payment of the money due has been obtained, the event of default giving rise to the declaration of acceleration will, without further action, be deemed to have been waived, and the declaration and its consequences will be deemed to have been rescinded and annulled, if

•	we have paid or deposited with the Debt Securities Trustee a sum sufficient to pay

—all overdue interest on all Debt Securities of the particular series;

—the principal of and any premium on any Debt Securities of that series that have become due otherwise than by the declaration of acceleration and any interest at the rate prescribed in the Debt Securities;

—interest upon overdue interest at the rate prescribed in the Debt Securities, to the extent payment is lawful; and

—all amounts due to the Debt Securities Trustee under the applicable indenture; and

•
any other event of default with respect to the Debt Securities of the particular series, other than the failure to pay the principal of the Debt Securities of that series that has become due solely by the declaration of acceleration, has been cured or waived as provided in the applicable indenture.

For more information, see Section 802 of the applicable Debt Securities Indenture.

The applicable Debt Securities Indenture includes provisions as to the duties of the Debt Securities Trustee in case an event of default occurs and is continuing. Consistent with these provisions, the Debt Securities Trustee will be under no obligation to exercise any of its rights or powers at the request or direction of any of the holders unless those holders have offered to the Debt Securities Trustee reasonable indemnity. For more information, see Section 903 of the applicable Debt Securities Indenture. Subject to these provisions for indemnification, the holders of a majority in principal amount of the outstanding Debt Securities of any series may direct the time, method and place of conducting any proceeding for any remedy available to the Debt Securities Trustee, or exercising any trust or power conferred on the Debt Securities Trustee, with respect to the Debt Securities of that series. For more information, see Section 812 of the applicable Debt Securities Indenture.

No holder of Debt Securities may institute any proceeding regarding the applicable indenture, or for the appointment of a receiver or a trustee, or for any other remedy under the applicable indenture unless

•	the holder has previously given to the Debt Securities Trustee written notice of a continuing event of default of that particular series;

•
the holders of a majority in principal amount of the outstanding Debt Securities of all series with respect to which an event of default is continuing have made a written request to the Debt Securities Trustee, and have offered reasonable indemnity to the Debt Securities Trustee, to institute the proceeding as trustee; and

•
the Debt Securities Trustee has failed to institute the proceeding, and has not received from the holders of a majority in principal amount of the outstanding Debt Securities of that series a direction inconsistent with the request, within 60 days after notice, request and offer of reasonable indemnity.

For more information, see Section 807 of the applicable Debt Securities Indenture.

The preceding limitations do not apply, however, to a suit instituted by a holder of a Debt Security for the enforcement of payment of the principal of or any premium or interest on the Debt Securities on or after the applicable due date stated in the Debt Securities. For more information, see Section 808 of the applicable Debt Securities Indenture.

We must furnish annually to the Debt Securities Trustee a statement by an appropriate officer as to that officer’s knowledge of our compliance with all conditions and covenants under each of the indentures for Debt Securities. Our compliance is to be determined without regard to any grace period or notice requirement under the respective indenture. For more information, see Section 606 of the applicable Debt Securities Indenture.

Modification and Waiver

We and the Debt Securities Trustee, without the consent of the holders of the Debt Securities, may enter into one or more supplemental indentures for any of the following purposes:

•	to evidence the assumption by any permitted successor of our covenants in the applicable indenture and the Debt Securities;

•	to add one or more covenants or other provisions for the benefit of the holders of outstanding Debt Securities or to surrender any right or power conferred upon us by the applicable indenture;

•	to add any additional events of default;

•
to change or eliminate any provision of the applicable indenture or add any new provision to it, but if this action would adversely affect the interests of the holders of any particular series of Debt Securities in any material respect, the action will not become effective with respect to that series while any Debt Securities of that series remain outstanding under the applicable indenture;

•	to provide collateral security for the Debt Securities;

•	to establish the form or terms of Debt Securities according to the provisions of the applicable indenture;

•
to evidence the acceptance of appointment of a successor Debt Securities Trustee under the applicable indenture with respect to one or more series of the Debt Securities and to add to or change any of the provisions of the applicable indenture as necessary to provide for trust administration under the applicable indenture by more than one trustee;

•	to provide for the procedures required to permit the use of a noncertificated system of registration for any series of Debt Securities;

•	to change any place where

—the principal of and any premium and interest on any Debt Securities are payable,

—any Debt Securities may be surrendered for registration of transfer or exchange or

—notices and demands to or upon us regarding Debt Securities and the applicable indentures may be served; or

•	to cure any ambiguity or inconsistency, but only by means of changes or additions that will not adversely affect the interests of the holders of Debt Securities of any series in any material respect.

For more information, see Section 1201 of the applicable Debt Securities Indenture.

The holders of at least a majority in aggregate principal amount of the outstanding Debt Securities of any series may waive

•	compliance by us with certain provisions of the applicable indenture (see Section 607 of the applicable Debt Securities Indenture); and

•
any past default under the applicable indenture, except a default in the payment of principal, premium, or interest, and certain covenants and provisions of the applicable indenture that cannot be modified or amended without consent of the holder of each outstanding Debt Security of the series affected (see Section 813 of the applicable Debt Securities Indenture).

The Trust Indenture Act of 1939 may be amended after the date of the applicable indenture to require changes to the indenture. In this event, the indenture will be deemed to have been amended so as to effect the changes; and we and the Debt Securities Trustee may, without the consent of any holders, enter into one or more supplemental indentures to evidence or effect the amendment. For more information, see Section 1201 of the applicable Debt Securities Indenture.

Except as provided in this section, the consent of the holders of a majority in aggregate principal amount of the outstanding Debt Securities issued pursuant to a Debt Securities Indenture, considered as one class, is required to change in any manner the applicable indenture pursuant to one or more supplemental indentures. If less than all of the series of Debt Securities outstanding under a Debt Securities Indenture are directly affected by a proposed supplemental indenture, however, only the consent of the holders of a majority in aggregate principal amount of the outstanding Debt Securities of all series directly affected, considered as one class, will be required. Furthermore, if the Debt Securities of any series have been issued in more than one tranche and if the proposed supplemental indenture directly affects the rights of the holders of one or more, but not all, tranches, only the consent of the holders of a majority in aggregate principal amount of the outstanding Debt Securities of all tranches directly affected, considered as one class, will be required. In addition, an amendment or modification

•	may not, without the consent of the holder of each outstanding Debt Security affected

—change the maturity of the principal of, or any installment of principal of or interest on, any Debt Securities;

—reduce the principal amount or the rate of interest, or the amount of any installment of interest, or change the method of calculating the rate of interest;

—reduce any premium payable upon the redemption of the Debt Securities;

—reduce the amount of the principal of any Debt Security originally issued at a discount from the stated principal amount that would be due and payable upon a declaration of acceleration of maturity;

—change the currency or other property in which a Debt Security or premium or interest on a Debt Security is payable; or

—impair the right to institute suit for the enforcement of any payment on or after the stated maturity, or in the case of redemption, on or after the redemption date, of any Debt Securities;

•
may not reduce the percentage of principal amount requirement for consent of the holders for any supplemental indenture, or for any waiver of compliance with any provision of or any default under the applicable indenture, or reduce the requirements for quorum or voting, without the consent of the holder of each outstanding Debt Security of each series or tranche affected; and

•
may not modify provisions of the applicable indenture relating to supplemental indentures, waivers of certain covenants and waivers of past defaults with respect to the Debt Securities of any series, or any tranche of a series, without the consent of the holder of each outstanding Debt Security affected.

A supplemental indenture will be deemed not to affect the rights under the applicable indenture of the holders of any series or tranche of the Debt Securities if the supplemental indenture

•
changes or eliminates any covenant or other provision of the applicable indenture expressly included solely for the benefit of one or more other particular series of Debt Securities or tranches thereof; or

•	modifies the rights of the holders of Debt Securities of any other series or tranches with respect to any covenant or other provision.

For more information, see Section 1202 of the applicable Debt Securities Indenture.

If we solicit from holders of the Debt Securities any type of action, we may at our option by board resolution fix in advance a record date for the determination of the holders entitled to vote on the action. We shall have no obligation, however, to do so. If we fix a record date, the action may be taken before or after the record date, but only the holders of record at the close of business on the record date shall be deemed to be holders for the purposes of determining whether holders of the requisite proportion of the outstanding Debt Securities have authorized the action. For that purpose, the outstanding Debt Securities shall be computed as of the record date. Any holder action shall bind every future holder of the same security and the holder of every security issued upon the registration of transfer of or in exchange for or in lieu of the security in respect of anything done or permitted by the Debt Securities Trustee or us in reliance on that action, whether or not notation of the action is made upon the security. For more information, see Section 104 of the applicable Debt Securities Indenture.

Defeasance

Unless the applicable prospectus supplement provides otherwise, any Debt Security, or portion of the principal amount of a Debt Security, will be deemed to have been paid for purposes of the applicable indenture, and, at our election, our entire indebtedness in respect of the Debt Security, or portion thereof, will be deemed to have been satisfied and discharged, if we have irrevocably deposited with the Debt Securities Trustee or any paying agent other than us, in trust money, certain eligible obligations, as defined in the applicable indenture, or a combination of the two, sufficient to pay principal of and any premium and interest due and to become due on the Debt Security or portion thereof. For more information, see Section 701 of the applicable Debt

Securities Indenture. For this purpose, unless the applicable prospectus supplement provides otherwise, eligible obligations include direct obligations of, or obligations unconditionally guaranteed by, the United States, entitled to the benefit of full faith and credit of the United States, and certificates, depositary receipts or other instruments that evidence a direct ownership interest in those obligations or in any specific interest or principal payments due in respect of those obligations.

Resignation, Removal of Debt Securities Trustee; Appointment of Successor

The Debt Securities Trustee may resign at any time by giving written notice to us or may be removed at any time by an action of the holders of a majority in principal amount of outstanding Debt Securities delivered to the Debt Securities Trustee and us. No resignation or removal of the Debt Securities Trustee and no appointment of a successor trustee will become effective until a successor trustee accepts appointment in accordance with the requirements of the applicable indenture. So long as no event of default or event that would become an event of default has occurred and is continuing, and except with respect to a Debt Securities Trustee appointed by an action of the holders, if we have delivered to the Debt Securities Trustee a resolution of our board of directors appointing a successor trustee and the successor trustee has accepted the appointment in accordance with the terms of the applicable indenture, the Debt Securities Trustee will be deemed to have resigned and the successor trustee will be deemed to have been appointed as trustee in accordance with the applicable indenture. For more information, see Section 910 of the applicable Debt Securities Indenture.

Notices

We will give notices to holders of Debt Securities by mail to their addresses as they appear in the security register. For more information, see Section 106 of the applicable Debt Securities Indenture.

Title

The Debt Securities Trustee and its agents, and we and our agents, may treat the person in whose name a Debt Security is registered as the absolute owner of that Debt Security, whether or not that Debt Security may be overdue, for the purpose of making payment and for all other purposes. For more information, see Section 308 of the applicable Debt Securities Indenture.

Governing Law

The Debt Securities Indentures and the Debt Securities, including any Subordinated Debt Securities Indentures and Subordinated Debt Securities, will be governed by, and construed in accordance with, the law of the State of New York. For more information, see Section 112 of the applicable Debt Securities Indenture.

GLOBAL SECURITIES

We may issue some or all of the First Mortgage Bonds, Senior Notes or Debt Securities of any series as global securities. We will register each global security in the name of a depositary identified in the applicable prospectus supplement. The global securities will be deposited with a depositary or nominee or custodian for the depositary and will bear a legend regarding restrictions on exchanges and registration of transfer as discussed below and any other matters to be provided pursuant to the indenture.

As long as the depositary or its nominee is the registered holder of a global security, that person will be considered the sole owner and holder of the global security and the securities represented by it for all purposes under the securities and the indenture. Except in limited circumstances, owners of a beneficial interest in a global security

•	will not be entitled to have the global security or any securities represented by it registered in their names;

•	will not receive or be entitled to receive physical delivery of certificated securities in exchange for the global security; and

•	will not be considered to be the owners or holders of the global security or any securities represented by it for any purposes under the securities or the indenture.

We will make all payments of principal and any premium and interest on a global security to the depositary or its nominee as the holder of the global security. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of securities in definitive form. These laws may impair the ability to transfer beneficial interests in a global security.

Ownership of beneficial interests in a global security will be limited to institutions having accounts with the depositary or its nominee, called “participants” for purposes of this discussion, and to persons that hold beneficial interests through participants. When a global security is issued, the depositary will credit on its book entry, registration and transfer system the principal amounts of securities represented by the global security to the accounts of its participants. Ownership of beneficial interests in a global security will be shown only on, and the transfer of those ownership interests will be effected only through, records maintained by

•	the depositary, with respect to participants’ interests; or

•	any participant, with respect to interests of persons held by the participants on their behalf.

Payments by participants to owners of beneficial interests held through the participants will be the responsibility of the participants. The depositary may from time to time adopt various policies and procedures governing payments, transfers, exchanges and other matters relating to beneficial interests in a global security. None of the following will have any responsibility or liability for any aspect of the depositary’s or any participant’s records relating to, or for payments made on account of, beneficial interests in a global security, or for maintaining, supervising or reviewing any records relating to those beneficial interests:

•	Carolina Power & Light Company;

•	the trustee under any indenture; or

•	any agent of any of the above.

PLAN OF DISTRIBUTION

We may sell the securities in any of three ways:

•	through underwriters or dealers;

•	directly through a limited number of institutional purchasers or to a single purchaser; or

•	through agents.

The applicable prospectus supplement will set forth the terms under which the securities are offered, including

•	the names of any underwriters, dealers or agents;

•	the purchase price and the net proceeds to us from the sale;

•	any underwriting discounts and other items constituting underwriters’ compensation;

•	any initial public offering price; and

•	any discounts or concessions allowed, re-allowed or paid to dealers.

We or any underwriters or dealers may change from time to time any initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers.

If we use underwriters in the sale, the securities will be acquired by the underwriters for their own account and may be resold in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of the sale. Unless the applicable prospectus supplement states otherwise, the obligations of the underwriters to purchase the securities will be subject to certain conditions, and the underwriters will be severally obligated to purchase all of the securities, except that in certain cases involving a default by an underwriter, less than all of the securities may be purchased. If we sell securities through an agent, the applicable prospectus supplement will state the name and any commission payable by us to the agent. Unless the prospectus supplement states otherwise, any agent acting for us will be acting on a best efforts basis for the period of its appointment.

The applicable prospectus supplement will state whether we will authorize agents, underwriters or dealers to solicit offers by certain specified institutions to purchase securities at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified future date. These contracts will be subject to the conditions set forth in the prospectus supplement. Additionally, the prospectus supplement will set forth the commission payable for solicitation of these contracts.

Agents and underwriters may be entitled, under agreements with us, to indemnification by us against certain civil liabilities, including liabilities under the Securities Act of 1933.

EXPERTS

The financial statements and the related financial statement schedule incorporated in this prospectus by reference from our Annual Report on Form 10-K for the year ended December 31, 2000 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

LEGAL OPINIONS

Frank A. Schiller, Vice President of Progress Energy Service Company and counsel to Carolina Power & Light Company, and Hunton & Williams of Raleigh, North Carolina, our outside counsel, will issue opinions about the legality of the offered securities for us. Any underwriters will be advised about issues relating to any offering by their own legal counsel, Pillsbury Winthrop LLP of New York, New York.

$500,000,000

Carolina Power & Light Company

6 1/2% Notes due 2012

PROSPECTUS SUPPLEMENT

Merrill Lynch & Co.

Banc One Capital Markets, Inc.

Barclays Capital

Mellon Financial Markets, LLC

July 25, 2002